As filed with the Securities and Exchange Commission

on October 31, 2025

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Charollais Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	671901	33-1407400
(State of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Mark Procopio, Chief Executive Officer

Charollais Holdings, Inc

1330 Avenue of the Americas
23rd Floor, New York, NY 10019
(917) 243-1470

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Delaware Corporate Headquarters, LLC

8 The Green, Suite A

Dover, Delaware 19901

(302) 288-0670

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Alan Arkin Offit Kurman 590 Madison Avenue, 6th Floor New York, NY 10022

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Class A common stock, $0.001 par value per share	6,000,000	Not applicable	$6,000,000	$828.60

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act. Given that there is no proposed maximum offering price per share of Class A common stock, the registrant calculates the proposed maximum aggregate offering price, by analogy to Rule 457(f)(2), based on the book value of the Class A common stock the registrant registers, which will be calculated from its balance sheet as of September 30, 2025. Given that the registrant’s shares of Class A common stock are not traded on an exchange or over-the-counter, the registrant did not use the market prices of its ordinary shares in accordance with Rule 457(c).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 31, 2025.

Shares of Class A Common Stock

CHAROLLAIS HOLDINGS, INC.

This prospectus relates to the registration of the sale of up to 24,000,000 shares of our Class A common stock. Prior to the listing of this registration, there has been no public market for our Class A common stock. Unlike an initial public offering, the sale of the registered shares is not being underwritten by any investment bank. The Company may elect to sell shares of Class A common stock covered by this prospectus from time to time, as and to the extent it determines

We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to certain limited voting rights and the payment of dividends.

Class B shares are not being registered in this offering, but are convertible to Class A shares on a one-to-one basis, at certain times and under certain circumstances, subject to the performance of the Class A shares. Please see the section titled “Voting Rights”. A stockholder who holds Class B common stock must convert their shares of Class B common stock into shares of Class A common stock prior to being able to sell their shares.

Almost all Class B shares are subject to lock-up agreements which require the price of Class A shares to trade at a certain increased share price for a sustained period of time. And all of the Class B shares owned by Charollais Capital Corporation, which is the manager of Charollais Holdings, Inc. are subject to an even higher Class A share price before conversion may be allowed.

Each share of Class A and Class B common stock is entitled to one vote; however, Class B shares have the exclusive right to vote on acquisitions, divestments, the issuance of equity and debt, the issuance of dividends, and the nomination of directors. Class A shares participate in all other shareholder decisions.

Class A shares receive the payment of dividends, but Class B shares do not. The company intends to declare and issue dividends on at least an annual basis.

No public market for our Class A common stock currently exists, and there has been no history of our shares of Class A common stock and Class B common stock (on an as-converted basis) trading in private transactions.

The Company intends to have shares of its Class A common Stock quoted on the OTC market. At such time, sales of its Class A common stock will be made through brokerage transactions on the OTC Market at prevailing market prices. For more information, see the section titled “Plan of Distribution.” If the Company chooses to sell shares of Class A common stock, it will disclose the use of any proceeds from the sale of such shares prior to the sale of such shares.

We will be treated as an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 for certain purposes until we complete this listing. As such, in this prospectus we have taken advantage of certain reduced disclosure obligations that apply to emerging growth companies regarding selected financial data and executive compensation arrangements.

See the section titled “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

October 31, 2025

v

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or SEC. We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We do not take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of the Company’s Class A common stock only in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, operating results, and prospects may have changed since that date.

For investors outside of the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves independently about, and observe any restrictions relating to, the offering of our Class A common stock and the distribution of this prospectus outside of the United States.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUSii

PROSPECTUS SUMMARY1

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA9

RISK FACTORS1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS21

MARKET AND INDUSTRY DATA23

USE OF PROCEEDS24

DIVIDEND POLICY25

CAPITALIZATION26

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA1

MANAGEMENT’S DISCUSSION AND ANALYSIS  OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS4

PROPOSED BUSINESS15

MANAGEMENT21

EXECUTIVE COMPENSATION28

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS31

PRINCIPAL AND REGISTERED STOCKHOLDERS32

DESCRIPTION OF CAPITAL STOCK35

SHARES ELIGIBLE FOR FUTURE SALE43

SALE PRICE HISTORY OF OUR CAPITAL STOCK44

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK45

PLAN OF DISTRIBUTION53

LEGAL MATTERS55

EXPERTS55

ADDITIONAL INFORMATION55

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS57

INFORMATION NOT REQUIRED IN PROSPECTUSII-1

SIGNATURESII-7

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, we may, from time to time, sell the Class A common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus (except for the section titled “Plan of Distribution,” which additions, updates, or changes that are material shall only be made pursuant to a post-effective amendment). You may obtain this information without charge by following the instructions under the section titled “Additional Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our Class A common stock.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock.

You should carefully read this prospectus in its entirety before investing in our Class A common stock, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the accompanying notes, provided elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements.

See the section titled “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, the terms “the company,” “we,” “us,” and “our” in this prospectus refer to Charollais Holdings, Inc. and any consolidated subsidiaries.

This summary only highlights the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the information under the section of this prospectus entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before investing.

Definitions

Unless otherwise stated in this prospectus, or the context otherwise requires, references to:

“Common Stock” is to our Class A common stock and our Class B common stock, collectively;

“Charollais” is to Charollais Capital Corporation, a Delaware corporation;

“Management” or our “Management Team” are to our officers and directors;

“Portfolio Asset” means a business owned by us, either currently or in a predecessor entity;

“We,” “Us,” “Company” or “our company” are to Charollais Holdings, Inc.

Our Company

Overview

We are an operating holding company focused on growth stage companies in the lower middle market. We will acquire majority or control positions in a small number of companies that meet our acquisition criteria, use skills and expertise developed in the private sector to build those businesses, and generate distributable value for our shareholders.

While we have been actively building our pipeline of potential acquisitions, we have not selected any specific business target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any such opportunities. We intend to focus our search for acquisition opportunities on the business services sector, with a particular focus on security and safety services, testing and inspection businesses, and other technology-led commercial services companies with contractual recurring revenues.

Our History

Charollais Holdings Inc. follows on the successful building and selling of the three companies in Charollais Strategic Capital I, LP (“CSC I”). As discussed in more detail below, our leadership was actively involved in growing those businesses, creating value, and ultimately selling the portfolio assets at a higher enterprise value that generated cash gains for the shareholders. The lessons learned in CSC I, including avoiding initiatives and strategies that did not work, will be applied in our business building plans in Charollais Holdings.

We will use the best practices that have been developed over several decades working in different capacities in the growth equity and venture capital markets, from investor to executive to attorney, to increase the value of the acquired businesses.

Our Management Team

Our management team, Board of Directors, and Advisors have significant experience acquiring and growing companies in our target sectors. Our CEO, Mark Procopio, is highly experienced in the growth equity sector, having worked for primary investment funds, and later founding a secondary fund, focused on tech-driven companies at this stage. Mr. Procopio has also written several articles on the subject and taught the investment strategy at top-tier MBA programs across the USA.

We are supported by an expert Board of Directors, and an active network of advisors with expertise in valuation, legal, tax, and insurance matters that we will consult for guidance on all likely acquisitions. In addition to business advice, we will also source from that network potential acquisitions, qualified leads, and guidance on where other attractive opportunities may be found.

Our team shares an acquisition philosophy focused on identifying undervalued assets through evaluation of the business fundamentals and opportunities for operational improvement in the belief that strong, growing companies can generate more shareholder value than financially engineered ones. Our team also shares the belief that aligning management and shareholder interests through equity compensation is critical to increasing enterprise value, and ultimately the cash generated and distributed to our shareholders. We believe our track record of working with selling shareholders and building partnerships with management teams will make us a more attractive candidate to complete attractive acquisitions than other types of buyers.

Business Strategy

We intend to focus our search for acquisitions in the business services sector, with a particular focus on the security and safety-related industries, including technology-driven companies operating in these markets. We believe the characteristics of these industries facilitate expansion, both organically and through further acquisitions. Our management team has a track record of identifying businesses at attractive valuations, uncovering and improving operational inefficiencies, and investing in accretive acquisitions that have resulted in value creation for investors. Through our management team’s unique access to fund managers, business owners, bankers, and professional advisors, we believe we possess a proprietary deal flow of business combination targets from which to source attractive acquisitions.

Acquisitions Target Criteria

Distilling what we have learned from successful and unsuccessful past acquisitions, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective target businesses.

Recurring Revenues.  We believe that businesses with customers under contract paying regularly scheduled amounts provide the best platform for growth and shareholder equity gain. Through hundreds of investments, our management team and advisors have developed expertise in solidifying and leveraging these customer relationships. We also believe that recurring revenue businesses possess an inherent stability which provides additional downside investor protection through the transition period immediately following an acquisition.

Growing Market.  We will seek out businesses in industries that are expected to continue growing for the foreseeable future. We see growth in two ways: first, an increase in the overall size of the market through the addition of new customers and territories; and second, the opportunity to sell additional products and services to the same customers with which the target already has a contract. These growth opportunities may be pursued through either bolt-on acquisitions which add new scale or services, or through expanding new offerings to the same customer base.

Demographic Tailwinds.  We will focus on companies that we believe will benefit from, or at least not be harmed by, the current trends and patterns of movement between states and regions. This will mean passing on certain opportunities if we believe that such trends will, in the long term, reduce or somehow impair that target’s customer base; correlatively, this also means that we will include such considerations in any pricing analysis if we believe that, in the long term, the target’s customer base will naturally expand or somehow be strengthened through ongoing demographic shifts.

Flexible Business Models.  We will prioritize targets which utilize business models, and employ budgeting processes, able to adapt to changing customer needs. Our team believes it has the experience in business services companies to accurately assess which businesses are building customer loyalty by being responsive, and conversely to accurately identify which businesses will lose customers through being unresponsive. We believe that, over the course of several business cycles, customers will naturally gravitate to the more customer-service focused competitors in any market.

Opportunities for Add-on Acquisitions.  We will seek targets that we believe we can grow through acquisitions of additional customers and expanded product and service offerings. Our team has extensive experience in building teams and processes to systematically identify and efficiently close such bolt-on opportunities, and we will drive that non-organic growth from our role on the Board of Directors.

Underperforming Operations.  We believe that, given our management team’s and advisors’ experience with evaluating companies in the Lower Middle Market, we are well-positioned to identify targets where additional capital investment and effective guidance can result in both operational improvements, in terms of product or service delivery, and also earnings performance, in terms of cash capturing. Our team has a successful track record of improving both the utilization rates that increase productivity, and equally importantly, the critical collections practices that capture cash.

Inefficient Capital Structure.  Through our experience in direct secondaries investing, we have substantial experience of identifying companies in which operating performance is being held back by a self-defeating capital structure. Often this non-operating drag on performance can result from excessive debt, but also from an unwillingness on the part of the shareholders to fund growth or, in some cases, on the inability of the management team and the investors to agree on a strategy and path forward. We believe directly addressing and quickly solving such problems can often unleash growth and increase shareholder gains.

Hidden Value.  Through our experience in analyzing and investing in companies in the Lower Middle Market, we believe we can identify areas of hidden value within target companies that may not be apparent through a review of the financial statements alone. In the past, we have found such veins of value in the form of cost savings, price increases, underutilized product and service offerings, and subsidiaries to spin out.

Free Cash Flow.  We will prioritize target companies that have demonstrated a historic and future ability to generate and capture cash, which can be used for shareholder dividends, debt-free bolt-on acquisitions, or investments in new technologies, without adversely impacting the operations of the target. Although increases in shareholder value are often achieved primarily through growth, we believe that the ability to earn cash and return it to shareholders can be equally important in maximizing the benefit of the investment.

Motivated Management.  In our Search Fund and Lower Middle Market work, our principals and advisors have directed numerous transitions from retiring management to the next generation of leaders. We believe that experience will assist us both in identifying target company management teams that are energized and ready to accelerate growth, and also in strengthening and upgrading those teams where necessary.

These criteria are not intended to be exhaustive. In evaluating a prospective target business, we will conduct a thorough due diligence review, which will include, among other things, meetings with ownership, management and employees, document reviews, interviews of customers and suppliers, inspections of facilities, as well as reviewing financial and other information that will be made available to us.

Any evaluation relating to the merits of a particular acquisition may be based, to the extent relevant, on the general guidelines and due diligence review noted above, as well as other considerations, factors and criteria that we may deem relevant. Prior to the completion of any acquisition, we will provide our shareholders with a report analyzing the target acquisition in light of the above criteria and due diligence considerations, which will also be included in any required public filings with the SEC.

Sourcing of Acquisitions

Through many years in investment, management, operations, legal, and banking roles, our team has developed a broad network of relationships among General Partners, Limited Partners, CEOs, Angel Investors, Family Offices, Investment Banks, Business Brokers, Lawyers, and Consultants – as well industry executives, association leaders, and insiders in our target markets.

This network has been developed through our experience in sourcing, acquiring, operating, developing, growing, financing and selling businesses in the Lower Middle Market; reputations for integrity and fair dealing with sellers, capital providers and target management teams; and success in executing transactions under varying economic and financial market conditions.

This network has provided our management team and advisors with a steady flow of attractive opportunities that have resulted in numerous transactions. We believe that the network of contacts and relationships established by our management team and advisors will provide us with a proprietary source of potential acquisitions.

Asset Management

The growth plan that we have developed through previous successful holdings is to use our Board participation to keep all company activity focused on core business functions. Where our acquisitions have underperformed in the past, it has generally been because the management team became distracted through non-operating matters such as potential bolt-ons, personnel disputes, legal matters, excessive conference travel, and similar time-consuming activities that just don’t add to the growth of the business. We have developed a procedure, which we call ‘desk cleaning’ to try to eliminate those distractions and keep the portfolio company moving forward.

2

Management Skills Building

We always allocate time and resources at each portfolio company to ensure that training and skills advancement programs are scheduled for every member of the team from the CEO all the way through organization. We have learned through previous acquisitions that such commitment not only improves performance but also reduces employee churn.

We also believe that, in a market with talent shortages at both the managerial and field levels, being able to show the training and skills improvement plans can generally lead to a noticeable increase in the amount an acquirer is willing to pay, and thus expands the realized proceeds distributed to shareholders.

Operational Improvements

From years in operating roles, in addition to asset management, our principals, Board, and advisors have extensive experience in analyzing company operations and finding ways of making them more efficient. We subscribe to the process of incremental improvement, particularly one in which every member of the business is regularly called upon to make suggestions, no matter how small.

We also have had great success in introducing and implementing new technologies that improve all manner of operations processes from improving utilization rates, to reducing customer churn, to making inventory management more efficient – all of which are designed to grow the business, expand margins, and ultimately deliver greater shareholder value.

Sales and Marketing Focusing

Our primary focus in improving sales performance is the emphasis on incentives. We have had success in previous acquisitions reorienting the compensation structures of the sales team to focus on commissions, providing the opportunity for the high performers to earn significantly more.

We have also been able to make sales teams more effective through both the introduction of new technologies to aid in tracking leads and proposals, and also the hiring of relatively inexpensive junior team members who assist with follow-ups and scheduling.

Corporate Governance Professionalization

Last, but certainly not least, we believe that consistent, transparent corporate governance not only safeguards shareholder interests, but also greatly facilitates the creation of shareholder value. Toward that end, we begin creating a data room with everything needed for financial auditing and future transactions immediately upon completing an acquisition.

Corporate Information

Our executive offices are located at 1330 Avenue of the Americas, 23rd Floor, New York, NY 10019, and our telephone number is (917) 243-1470.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of  (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $ 1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to emerging growth company will have the meaning associated with it in the JOBS Act.

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Professional Service Providers

We perform due diligence ourselves, and use that information to build the operations improvement plan, but as needed rely on law firms, accounting partnerships, and specialist advisers.

Summary of Risk Factors

Our business and an investment in our Class A common stock is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. We derived our summary consolidated statements of operations data for the periods ended December 31, 2024 and September 30, 2025 (except for the pro forma share and pro forma net income per share information) and the consolidated balance sheet data as of September 30, 2025 from our unaudited consolidated financial statements included elsewhere in this prospectus.

The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

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	Period Ended
	Dec. 2024	Sep. 2025
Consolidated Statement of Operations Data	(in thousands)
Revenue:(1)
Net revenue	$0	$0
Other revenue	$0	$0
Total revenue	$0	$0
Operating expenses:
Transaction expense	$0	$0
General and administrative	$0	$0
Total operating expenses	$0	$0
Net income (loss)	$0	$0
Net income (loss) attributable to common stockholders:
Basic	$0	$0
Diluted	$0	$0
Net income (loss) per share attributable to common stockholders:
Basic	$0	$
Diluted	$0	$0
Weighted-average shares of common stock used to compute net income (loss) per share attributable to common stockholders:
Basic	6,000,000	6,000,00
Diluted	6,000,000	6,000,00

	As of Sep. 30, 2025
	Actual	Pro Forma
Consolidated Balance Sheet Data	(in thousands)
Cash and cash equivalents	$100	$100
Other Assets (1)	$128	$128
Total assets	$228	$228
Total liabilities	$0	$0
Total stockholders’ equity	$228	$228

__________________

(1)All costs to date have been paid for by Charollais in partial return for its share grant; no amount is owed for reimbursement.

(2)Reflects 127,878 shares of Seed 1 Common Stock in RoundingWell,LLC booked at cost, contributed to the Company by Mark Procopio.

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RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks occur, our business, operating results, financial condition and future prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

The Most Material Risks Related to Our Business and Financial Position

Our operating results will significantly fluctuate due to the highly volatile nature of our investment holding strategy.

All of our sources of revenue are dependent on the performance of the businesses we acquire and manage. Due to the highly unpredictable nature of the mergers and acquisitions market, our operating results have, and will continue to, fluctuate significantly from year to year in accordance with market sentiments and movements in the broader economy. Our operating results will continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:

• the free cash flow the portfolio companies generate which will determine the timing and amounts of the dividends paid;

•the amount of cash realized from the sale of the portfolio companies which will determine the timing and amounts of the distributions paid;

•changes in the legislative or regulatory environment, or actions by governments or regulators, including fines, orders, or consent decrees that affect the portfolio companies;

•our ability to grow the portfolio companies;

•pricing for products and services sold by the portfolio companies;

•macroeconomic conditions;

•adverse legal proceedings or regulatory enforcement actions, judgments, settlements, or other legal proceeding and enforcement-related costs suffered by the portfolio companies;

•our ability to attract and retain talent at the portfolio companies; and

•our ability to complete future acquisitions.

As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of our business, driven largely by acquisitions and sales of businesses, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Quarterly and annual expenses reflected in our financial statements may be significantly different from historical or projected rates. Our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. As a result, the trading price of our Class A common stock may increase or decrease significantly.

Our total revenue is substantially dependent on the value of the portfolio companies and our success in completing both acquisitions and sales of portfolio companies. If the valuations of those portfolio companies decline, our business, operating results, and financial condition would be adversely affected.

We generate substantially all of our total revenue from three sources: i) profits from the sale of portfolio companies; ii) free cash flow that we determine can be distributed to our shareholders without damaging the operations of such portfolio company; and iii) any fees we may be able to charge portfolio companies, from time to time, such as transaction fees for managing bolt-on acquisitions. As such, any declines in the valuations of those portfolio companies or their ability to generate cash may result in lower total revenue for us.

The amount of cash generated from the sale of a portfolio company will be substantially determined by the valuations then generally accepted in the market for companies in such given sector; those valuations are beyond our control, and may impact our decision as to the timing of the sale of a portfolio company, which, in turn, would have an adverse impact on our revenues for that time period.

We operate in a highly competitive industry, and we may compete for acquisitions against other financial and strategic potential acquirers with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to compete with such competitors effectively.

The growth-stage investment market is highly competitive with several different types of acquirers, including i) financial sponsors which have raised substantial capital for the sole purpose of making the same sorts of acquisitions we are pursuing, ii) strategic acquirers which have market and operating motivations which may lead them to offer more for a business than we deem it to be worth, and iii) increasingly niche lenders which may offer liquidity to the target businesses’ owners that make a sale difficult to complete.

If we are unable to compete successfully against these competitors, or if competing successfully requires us to pay more than anticipated in response to the offers of our competitors, our business, operating results, and financial condition could be adversely affected.

If our portfolio companies cannot keep pace with rapid industry changes to provide new and innovative products and services, their operating performance and net revenue could decline, which could adversely impact our business as a consequence.

The industries in which we invest have been characterized by many rapid, significant, and disruptive products and services in recent years. These include advancements in the use of artificial intelligence, shifting from hard-wired to wireless networked systems, and improvements in the quality of deployed and installed hardware, to name just a few. We expect new services and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the products and services that our portfolio companies currently provide. Failure of our portfolio companies to meet these challenges will affect their operating performance and may adversely impact our business as a result.

Relatedly, our portfolio companies’ ability to grow their respective customer bases and expand their et revenues will depend heavily on their ability to provide and support successful new products and services. Developing and incorporating such new products and services into by our portfolio companies may require substantial expenditures, take considerable time, and ultimately may not be successful. Any such new products or services could fail to attract customers, generate revenue, or perform as well as planned. If our portfolio companies are unable to succeed with such new products and services, in a timely or cost-effective manner, our business and our ability to realize cash for dividends and sale proceeds for distributions could be adversely affected.

Other Risks Related to Our Business and Financial Position

If our portfolio companies fail to retain their existing customers or add new customers, or if our portfolio companies’ customers decrease their level of engagement with products, services and platform, our portfolio companies’ operating results, and financial condition may be significantly harmed, which in turn may have an adverse effect on our business.

Our success depends on our portfolio companies’ ability to retain their existing customers and attract new customers, and to increase those respective customers’ engagement with the products and services purchased. To do so, our portfolio companies must continue to offer leading technologies and ensure that their respective products and services are secure, reliable, and engaging. Our portfolio companies must also expand their respective products and services, and offer competitive prices in potentially crowded and price-sensitive markets. There is no assurance that our portfolio companies will be able to continue to do so, that they will be able to retain their respective current customers or attract new customers, or keep their customers engaged. Any number of factors can negatively affect customer retention, growth, and engagement, including if:

•customers increasingly engage with competing products and services;

•our portfolio companies fail to introduce new and improved products and services, or if they introduce new products or services that are not favorably received by their existing or potential customers;

•our portfolio companies fail to support new and in-demand products or services to the customers’ satisfaction;

•there are changes in sentiment about the quality or usefulness of our portfolio companies’ products and services or concerns related to privacy, security, or other factors;

•there are adverse changes in our portfolio companies’ products and services that are mandated by legislation, regulatory authorities, or litigation;

•technical or other problems prevent our portfolio companies from delivering their respective products and services with the speed, functionality, security, and reliability that their existing and potential customers expect;

•cybersecurity incidents, employee or service provider misconduct, or other unforeseen activities that cause losses to us or our portfolio companies’ customers;

•modifications to our portfolio companies’ pricing models;

•our portfolio companies fail to provide adequate customer service to existing customers; or

•our portfolio companies or other companies in their respective industry are the subject of adverse media reports or other negative publicity.

If our portfolio companies are unable to maintain or increase their respective customer bases and customer engagement, their revenue and financial results may be adversely affected. If our portfolio companies’ customer growth rates slow or decline, our ability to generate dividends and profitable distributions for our shareholders may be adversely impacted.

Our goal is to drive our portfolio companies’ business and operations to experience significant growth, and if we, and the management teams at the respective portfolio companies, do not effectively manage that growth, or are unable to scale the systems and processes demanded by that growth, an affected portfolio company’s operating results will be negatively affected.

As our portfolio companies grow, managing their respective businesses become increasingly complex. To effectively manage and capitalize on that growth, we must ensure that our portfolio companies continue to expand their information technology and financial, operating, and administrative systems and controls, and continue to manage headcount, capital, and processes efficiently. Our portfolio companies’ continued growth could strain their existing resources, and they could experience ongoing operating difficulties in managing the respective business as it expands, including difficulties in hiring, training, and managing a growing employee base. Failure to ensure that our portfolio companies scale and preserve their respective company culture with growth could harm future success, including the ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. If we do not ensure that our portfolio companies adapt to meet these evolving challenges, the quality of the offered products and services may suffer, and the respective business could be suffer loss of customers and/or personnel.

Successful implementation of our growth strategy within each portfolio company may require significant expenditures before any substantial associated revenue is generated and we cannot guarantee that these increased investments will result in corresponding and offsetting revenue growth. When such growth within a portfolio company begins to accelerate, it becomes more difficult to evaluate that portfolio companies’ current business and future prospects. Failure to effective manage that future growth with our portfolio companies could have an adverse effect on our business.

We plan to continue to make acquisitions and investments, which could require significant management attention, disrupt our business, result in dilution to our stockholders, and adversely affect our financial results.

As part of our business strategy, we intend to continue making acquisitions, most of which will be private companies and technologies that may be speculative in nature. In the future, we may struggle to find suitable acquisition and investment candidates, and we may not be able to complete acquisitions or make investments on favorable terms, if at all. In some cases, the costs of such acquisitions may be substantial, and there is no assurance that we will receive a favorable return on investment for our acquisitions.

We may in the future be required to write off acquisitions that have failed to perform according to expectations. Our ability to acquire and manage portfolio companies, with varied products, services, licenses, or technologies, in a successful manner will require an expansion in our team and resources. Any portfolio company management plan may require significant time and resources, and we may not be able to manage the process successfully. We may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, any of which could adversely affect our financial results. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our portfolio companies.

Key business metrics and other estimates are subject to inherent challenges in measurement, and our business, operating results, and financial condition could be adversely affected by real or perceived inaccuracies in those metrics.

We regularly review our portfolio companies’ key business metrics, including leads, sales, customers, attrition, and other measures to evaluate growth trends, measure performance, and make strategic decisions. These key metrics are calculated using internal portfolio company data and have not been validated by an independent third party. While these numbers are based on what our portfolio companies currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in such measurements. If we fail to ensure effective analytics platforms within each portfolio company, our key metrics analysis may be inaccurate, which could have an adverse impact on our strategic decision making, ongoing valuations, and ultimately the amount of proceeds from any sale.

Our portfolio companies’ key business metrics may also be impacted by compliance or fraud-related issues, technical incidents, or inaccurate customer counts within their respective reporting systems. If our portfolio companies’ metrics provide us with incorrect or incomplete information about their respective businesses, we may make inaccurate conclusions about our such portfolio company’s performance.

Risks Related to Our Portfolio Companies’ Employees and Other Service Providers

The loss of one or more of our portfolio companies’ key personnel, or our portfolio companies’ failure to attract and retain other highly qualified personnel in the future, could adversely impact their operating results and financial condition, which could adversely affect our business.

Our portfolio companies operate in industries that require highly skilled and technical personnel. We believe that our portfolio companies’ future success is highly dependent on the talents and contributions of their respective senior management teams, supervisors, and field and operations personnel. Our portfolio companies’ future success depends on their ability to attract, develop, motivate, and retain highly qualified and skilled employees. Our portfolio companies face intense competition for such qualified individuals. To attract and retain key personnel, our portfolio companies may incur significant costs, including increasing salaries and benefits and equity incentives. Even so, these measures may not be enough to attract and retain the personnel our portfolio companies require to operate their respective businesses effectively. The loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could adversely impact our portfolio companies’ operating results and financial returns.

In the event of employee or service provider misconduct or error, our portfolio companies’ businesses may be adversely impacted.

Employee or service provider misconduct or error could subject our portfolio companies to legal liability, financial losses, and regulatory sanctions, and negatively affect their respective businesses. Such misconduct could include engaging in improper or unauthorized transactions or activities, failing to supervise other employees or service providers, or being impaired or under the influence of alcohol or controlled substance while performing their work. Employee or service provider errors, including mistakes in executing, recording, or processing transactions for customers, could expose our portfolio companies to the risk of material losses even if the errors are detected. Although we will ensure that our portfolio companies have implemented processes and procedures and provide training to their respective employees and service providers to reduce the likelihood of misconduct and error, these efforts may not be successful.

Moreover, the risk of employee or service provider error or misconduct may be even greater for new or recently deployed products and services and is compounded by the fact that many of our portfolio companies’ employees and service providers will be learning these new products and services for the first time. Our portfolio companies’ employees, contractors, and agents could also commit errors that subject us to financial claims for negligence.

General Risk Factors

Adverse economic conditions may adversely affect our business.

Our portfolio companies’ performances are subject to general economic conditions. The United States and has experienced cyclical downturns from time to time in which economic activity declined resulting in lower consumption rates, restricted credit, reduced profitability, weaknesses in financial markets, bankruptcies, and overall uncertainty with respect to the economy. The impact of general economic conditions on each portfolio companies’ respective market is highly uncertain and dependent on a variety of factors beyond our control. Geopolitical developments, such as trade wars and foreign exchange fluctuations can also increase the severity and levels of supply chain risk. To the extent that conditions in the general economic markets materially deteriorate, our portfolio companies’ respective ability to attract and retain customers may suffer.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, such as sourcing and completing acquisitions, and managing portfolio companies, which could adversely affect our business, operating results, and financial condition.

Changes in tax laws, as well as the application of such laws, could adversely impact our financial position and operating results.

We are subject to complex tax laws and regulations. Future changes to the corporate income tax rates and other tax and accounting laws could increase our future income tax provision. Our determination of our tax liability is subject to review and may be challenged by applicable tax authorities. Any adverse outcome of such challenge could harm our operating results and financial condition. Our existing corporate and portfolio structures have been implemented in a manner we believe is in compliance with current prevailing tax laws, but that application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities.

The Tax Cuts and Jobs Act, or TCJA, enacted on December 22, 2017, significantly affected U.S. tax law, including by changing how the U.S. imposes tax on certain types of income of corporations and by reducing the U.S. federal corporate income tax rate to 21%. It also imposed new limitations on a number of tax benefits, including deductions for business interest, use of net operating loss carry forwards, among others. There can be no assurance that future tax law changes will not increase the rate of the corporate income tax significantly, impose new limitations on deductions, credits or other tax benefits, or make other changes that may adversely affect our business, cash flows or financial performance. There is no assurance that the IRS or a court will agree with the positions taken by us, in which case tax penalties and interest may be imposed that could adversely affect our business, cash flows or financial performance.

In addition, our future effective tax rates could be favorably or unfavorably affected by changes in tax rates, changes in the valuation of our deferred tax assets or liabilities, the effectiveness of our tax planning strategies, or changes in tax laws or their interpretation. Such changes could have an adverse impact on our financial condition.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may harm our operating results in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve the identification of performance obligations in revenue recognition, evaluation of tax positions, inter-company transactions, and the valuation of stock-based awards we hold, among others. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of analysts and investors, resulting in a decline in the trading price of our Class A common stock.

Our portfolio companies may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as terrorism, that could disrupt our portfolio companies’ business operations, and their business continuity and disaster recovery plans may not be adequate protect against a serious disaster.

Natural disasters or other catastrophic events may also cause damage or disruption to our portfolio companies’ operations, and could have an adverse effect on our portfolio companies’ businesses, operating results, and financial condition. Our portfolio companies’ business operations may be subject to interruption by natural disasters, fire, power shortages, and other events beyond their control. In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, or telecommunications failure, our portfolio companies may be unable to continue their operations, which could have an adverse effect on their future operating results. Additionally, all the aforementioned risks may be further increased if we do not ensure that our portfolio companies implement a disaster recovery plan.

We will require additional capital to support acquisitions, and this capital might not be available.

We intend to complete future acquisitions through a combination of equity and debt. Such additional financing may not be available on terms favorable to us, if at all, at such time as we identify an attractive acquisition target. If we incur debt to make such acquisitions, the debt holders would have rights senior to holders of our common stock to make claims on our assets, and the terms of any debt could place limitations on our ability to pay dividends on our common stock.

If we issue additional equity securities, stockholders could experience dilution. The trading prices for our common stock may be highly volatile, which may reduce our ability to access capital on favorable terms or at all. In addition, a slowdown or other sustained adverse downturn in the general economic markets could adversely affect our business and the value of our Class A common stock. Because our decision to raise capital in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our Class A common stock and diluting their interests. Our inability to obtain adequate financing or financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue supporting our business growth and responding to business challenges.

Risks Related to Ownership of Our Class A Common Stock

The registration and listing of our Class A common stock differs significantly from an underwritten initial public offering.

This listing is not an underwritten initial public offering of our Class A common stock. The registration and listing of our Class A common stock on the OTC Market differs from an underwritten initial public offering in several significant ways, which include the following:

•There are no underwriters. Consequently, prior to the opening of trading of our Class A common stock on the OTC Market, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the OTC Market. Therefore, buy and sell orders submitted prior to and at the opening of trading of our Class A common stock on the OTC Market will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. Moreover, there will be no underwriters assuming risk in connection with resales of shares of our Class A common stock. Additionally, because there are no underwriters, there is no underwriters’ option to purchase additional shares of our Class A common stock. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our Class A common stock during the period immediately following the listing. See also “—The price of our Class A common stock may be volatile, and could, upon listing on the Nasdaq Global Select Market, decline significantly and rapidly. Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation.”

•There is not a fixed or determined number of shares of Class A common stock available for sale in connection with the registration and listing of the Class A common stock on the OTC Market. Therefore, there can be no assurance that any registered stockholders or other existing stockholders will sell any of their shares of Class A common stock and there may initially be a lack of supply of, or demand for, shares of Class A common stock on the OTC Market. Alternatively, we may have a large number of registered stockholders or other existing stockholders who choose to sell their shares of Class A common stock in the near term, resulting in potential oversupply of our Class A common stock, which could adversely impact the price of our Class A common stock.

•Four percent (4%) of our existing Class B stockholders have not entered into standard lock-up agreements or other contractual restriction on transfer. Consequently, these stockholders, (which do not include our directors and officers, or any affiliates), may sell any or all of their shares of Class B common stock convertible into Class A common stock at the time of sale (subject to any restrictions under applicable law), including immediately upon listing. If such sales were to occur in a significant volume in a short period of time, it may adversely impact the price of our Class A common stock.

•We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Class A common stock on the OTC Market. Instead, we may host one or more investor day presentations and/or post presentations regarding our company, our management team, and the listing through our website or other broadly-available means and intend to engage in additional investor education meetings. In advance of any investor day presentations and/or the posting of presentations regarding our company, our management team, and the listing through our website or other broadly-available means, we intend to announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We intend to prepare electronic presentations for any such investor days or other presentations regarding our company, our management team, and the listing, which will have content similar to a traditional roadshow presentation, and to make a version of any such presentation publicly available, without restrictions, on our website. There can be no guarantee that any investor day presentations, other investor education presentations, and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to our Class A common stock or sufficient demand among potential investors immediately after our listing, which could result in a more volatile price of our Class A common stock.

•Since we are not conducting an underwritten initial public offering for our Class A common stock, the market price for our Class A common stock may be volatile and trading volume may be uncertain, which may adversely affect your ability to sell any shares of Class A common stock that you may purchase.

The price of our Class A common stock may be volatile, and could, upon listing on the OTC Market, decline significantly and rapidly. Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation.

The listing of our Class A common stock on the OTC Market and the registration of any registered stockholders’ shares of Class A common stock is a relatively novel process that is not an underwritten initial public offering. There will be no book building process and no price at which underwriters initially will sell shares of Class A common stock to the public to help inform efficient and sufficient price discovery with respect to the opening trades of the Class A common stock on the OTC Market.

Pursuant to OTC’s rules, once our market maker has notified OTC that our shares of Class A common stock are ready to be quoted, OTC will calculate the Current Reference Price for our shares of Class A common stock, in accordance with OTC’s rules. If our market maker then approves proceeding at the Current Reference Price, OTC will conduct price validation checks in accordance with OTC rules. Upon completion of such price validation checks, the applicable orders that have been entered will then be executed at such price and regular trading of our shares of Class A common stock on the OTC Market will commence. Under OTC’s rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell our shares of Class A common stock can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of our shares of Class A common stock for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of Class A common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by OTC after consultation with our market maker.

Micro-cap stocks have historically experienced high levels of volatility. The price of our Class A common stock also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

•the number of shares of our Class A common stock publicly owned and available for trading;

•overall performance of the equity markets or publicly-listed holding companies;

•our portfolio companies’ actual or anticipated operating performance;

•changes in our portfolio companies’ projected operational and financial results we provide to the public or our portfolio companies’ failure to meet those projections;

•failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;

•any major change in our portfolio companies’ board of directors, management, or key personnel;

•if we issue additional shares of capital stock in connection with future acquisitions;

•rumors and market speculation involving our portfolio companies;

•other unforeseeable events or factors, such as pandemics, war, incidents of terrorism, or responses to these events.

Furthermore, the stock market has recently experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of almost every different type of company. These fluctuations often have been unrelated or disproportionate to the operating performance of the affected companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes, or supply chain disruptions, may negatively impact the market price of our Class A common stock. If the market price of our Class A common stock after our listing does not exceed the initial quoted price, you may not realize any return on your investment in us and may lose some or all of your investment.

An active, liquid, and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your shares of Class A common stock at or above the price you bought them for.

We currently expect our Class A common stock to be listed and traded on the OTC Market. Prior to the listing of our Class A common stock on the OTC Market, there has been no public market for our Class A common stock. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with registered stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class A common stock in the open market. While our Class A common stock may be sold after our listing of the Class A common stock on OTC Market by any registered stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act, unlike an underwritten initial public offering, there can be no assurance that any registered stockholders or other existing stockholders will sell any of their shares of Class A common stock. As a result, there may initially be a lack of supply of, or demand for, Class A common stock on the OTC Market. In the case of a lack of supply of our Class A common stock, the trading price of our Class A common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our Class A common stock if they are unable to purchase a block of our Class A common stock in the open market due to a potential unwillingness of our existing stockholders to sell a sufficient amount of Class A common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our Class A common stock, the market for our Class A common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our Class A common stock. Conversely, there can be no assurance that any registered stockholders and other existing stockholders will not sell all of their shares of Class A common stock, resulting in an oversupply of our Class A common stock on the OTC Market. In the case of a lack of demand for our Class A common stock, the trading price of our Class A common stock could decline significantly and rapidly after the listing of our Class A common stock on the OTC Market. Therefore, an active, liquid, and orderly trading market for our Class A common stock may not initially develop or be sustained, which could significantly depress and result in significant volatility in the price of our Class A common stock. This could affect your ability to sell your shares of Class A common stock.

The dual class structure of our common stock will have the effect of concentrating voting control over certain actions with those stockholders, including our directors, executive officers, and their respective affiliates, who hold Class B common stock. This ownership will limit or preclude your ability to influence certain corporate matters, including the election of directors, amendments of our organizational documents, and any acquisition or sale of portfolio companies, or other major corporate transaction requiring stockholder approval.

Our Class B common stock has the exclusive right to vote on certain corporate actions that our Class A common stock does not. Because there is no requirement, or triggering action, that would lead to the conversion of all of the Class B common stock, the holders of such security could maintain these exclusive voting rights on certain corporate transactions in perpetuity. Holders of our Class A common stock will not be entitled to vote separately as a single class except under certain limited circumstances as described in the section titled “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Voting Rights”. The Class B common stock’s concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and acquisition or sale of portfolio companies, or other major corporate transactions requiring stockholder approval.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as transfers to other Class B holders, or certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B common stock could gain significant voting control as other holders of Class B common stock sell or otherwise convert their shares into Class A common stock. See the section titled “Description of Capital Stock—Anti-Takeover Provisions” for additional information.

The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.

Certain stock index providers, such as S&P Dow Jones, exclude companies with multiple classes of shares of common stock from being added to certain stock indices. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the dual class structure of our common stock may result in large institutional investors not purchasing shares of our Class A common stock. Any exclusion from stock indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

None of our Class B stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, the sales or distribution of substantial amounts of our Class A common stock, resulting from a conversion of Class B stock, or the perception that such sales or distributions might occur, could cause the market price of our Class A common stock to decline.

In addition to the supply and demand and volatility factors discussed above, the sale or distribution of a substantial number of shares of our Class A common stock, resulting from the conversion of Class B stock, particularly sales by us or our directors, executive officers, and principal stockholders, or the perception that these sales or distributions might occur in large quantities, could cause the market price of our Class A common stock to decline. As of March 31, 2025, there are 6,000,000 shares of our Class B common stock which are convertible into shares of our Class A common stock.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common stock and its liquidity could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. We do not have any control over these analysts. If few securities analysts commence coverage of us, if industry analysts do not cover our Class A common stock, or if industry analysts cease coverage of us altogether, the trading price for our Class A common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock, or publish inaccurate or unfavorable research about our business, the price of our Class A common stock may decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.

Our restated certificate of incorporation will contain an exclusive forum provision for certain claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our restated certificate of incorporation, to the fullest extent permitted by law, will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim that is based upon a breach of fiduciary duty; any action asserting a claim against us or any current or former director, officer, stockholder, employee or agent of ours, arising pursuant to the DGCL, our restated certificate of incorporation, or our restated bylaws; any action asserting a claim against us that is governed by the internal affairs doctrine; or any action asserting an “internal corporate claim” as defined in Section 115 of the DGCL.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our restated certificate of incorporation will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or a Federal Forum Provision, unless we consent in writing to the selection of an alternative forum. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities will be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit our stockholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•our future financial performance, including our expectations regarding cash for dividends and proceeds from the sales of portfolio companies;

•our portfolio companies’ business plan and their ability to effectively manage their growth;

•anticipated trends, growth rates, and challenges in our portfolio companies’ business and in the markets in which they operate;

•market acceptance of our portfolio companies’ products and services;

•beliefs and objectives for future acquisitions;

•our expectations concerning relationships with third parties;

•the effects of competition for acquisitions and our ability to compete effectively;

•economic and industry trends, projected growth, or trend analysis;

•trends in our portfolio companies’ operating expenses, sales and marketing expenses, and general and administrative expenses;

•increased expenses associated with being a public company; and

•other statements regarding our future operations, financial condition, prospects and strategies.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our operating results, financial condition, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our, and our portfolio companies’, respective industries and the markets in which we, and they operate, including our general expectations, market position, market opportunity, and market size, is based on information from various third-party industry and research sources, as well as assumptions that we have made that are based on those data and other similar sources, and on our knowledge of the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity, and market size information included in this prospectus is generally reliable, information of this sort is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

This prospectus contains statistical data, estimates, and forecasts that are based on industry publications or reports generated by third-party providers, or other publicly available information, as well as other information based on internal estimates.

USE OF PROCEEDS

We may elect to sell shares of our Class A common stock covered by this prospectus at such time or times when we are ready to complete an acquisition. To the extent we choose to sell shares of our Class A common stock covered by this prospectus, any proceeds from any such sales of our Class A common stock will be used for the purpose of making such acquisitions. See the section titled “Use of Proceeds.”

4

DIVIDEND POLICY

We intend to declare and pay dividends at least on an annual basis. Class A common stock will be paid such dividends, but Class B common stock will not. Any determination of the timing and the amount of such dividends will be made at the discretion of our board of directors and will depend on our, and our portfolio companies’, financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

5

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of September 30, 2025 on:

•an actual basis; and

•a pro forma basis, giving effect to (i) the potential conversion of all outstanding shares of our Class B common stock.

You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

	As of Sep. 30, 2025
	Actual	Pro Forma
	(in thousands)
Cash and cash equivalents	$100	$100
Shareholders Equity (1)	$128	$128
Class A common stock, $0.00001 par value, 24,000,000 shares	—	—
Class B common stock, $0.00001 par value, 6,000,000 shares*	—	—
Total stockholders’ equity	$228	$228
Total capitalization	$228	$228

The number of shares of our Class A common stock and Class B common stock to be outstanding following the effectiveness of this registration statement is based upon 24,000,000 shares of our Class A common stock registered and available to be issued, and 6,000,000 shares of our Class B common stock issued.

*Of the 6,000,000 shares of Class B common stock authorized, 1,185,000, or 20%, is subject to a lock-up period of at least one year plus the requirement that the Class A shares trade at $2 per share for a certain period of time, and 4,565,000, or 76%, is subject to a lock-up period at least two years plus the requirement that the Class A shares trade at $3 per share for a certain period of time, leaving 250,000, or 4%, convertible and tradeable upon such time as the Class A is quoted.

__________________

(1)Reflects 127,878 shares of Seed 1 Common Stock in RoundingWell,LLC booked at cost, contributed to the Company by Mark Procopio.

6

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following section presents our selected consolidated financial and other data. We derived our selected consolidated statements of operations data for the periods ended December 31 30, 2024 and September 30, 2025. The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Period Ended
	June 2024	June 2025
Consolidated Statement of Operations Data	(in thousands, except per share data)
Revenue:
Net revenue	$0	$0
Other revenue	$0	$0
Total revenue	$0	$0
Operating expenses: (1)
Transaction expense	$0	$0
General and administrative	$0	$0
Total operating expenses	$0	$0
Net income (loss)	$0	$0
Net income (loss) attributable to common stockholders:
Basic	$0	0
Diluted	$0	$0
Net income (loss) per share attributable to common stockholders:
Basic	$0	$0
Diluted	$0	$0
Weighted-average shares of common stock used to compute net income (loss) per share attributable to common stockholders:
Basic	6,000,000	6,000,000
Diluted	6,000,000	6,000,000

__________________

(1)All costs to date have been paid for by Charollais in partial return for its share grant; no amount is owed for reimbursement.

2

Consolidated Balance Sheet Data

	As of June 30, 2025
	Actual	Pro Forma
Consolidated Balance Sheet Data	(in thousands)
Cash and cash equivalents	$100	$100
Other Assets (1)	$128	$128
Total assets	$228	$228
Total liabilities	(0)	(0)
Total stockholders’ equity	$228	$228

__________________

(1)Reflects 127,878 shares of Seed 1 Common Stock in RoundingWell,LLC booked at cost, which was contributed to the Company by Mark Procopio.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are an actively managed holding company whose business purpose is to acquire, grow, and generate shareholder value in technology-driven companies in the commercial services sectors. We are focused on growth stage companies in the lower middle market, where we will acquire majority or control positions in a small number of companies that meet our investment criteria, use skills and expertise developed in the private sector to build the businesses, and distribute to our shareholders the increased value, both in the form of dividends and distributions.

While we have been actively building our pipeline of potential acquisitions, we have not selected any specific business target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any such opportunities. We intend to focus our search for acquisition opportunities on the business services sector, with a particular focus on security and safety services, testing and inspection businesses, and other technology-led commercial services companies with contractual recurring revenues.

We intend to complete our acquisitions using cash from the proceeds of selling the Class A shares subject to this registration and, from time-to-time, senior debt from a nationally recognized commercial bank. To complete such acquisitions, we may also issue to the owners of the targets, equity or junior debt, or some combination of the foregoing.

Our Company

Our History

Charollais Holdings Inc. follows on the successful building and selling of the three companies in Charollais Strategic Capital I, LP (“CSC I”). As discussed in more detail below, our leadership was actively involved in growing those businesses, creating value, and ultimately selling the portfolio assets at a higher enterprise value. The lessons learned in CSC I, including avoiding initiatives and strategies that did not work, will be applied in our asset management plans in Charollais Holdings.

We will use the best practices that have been developed over several decades working in different in capacities in the growth equity and venture capital markets, from investor to executive to attorney, to increase the value of the acquired businesses.

Our Management Team

Our management team, Board of Directors, and Advisors have significant experience investing in and advising companies in our target sectors. Our CEO, Mark Procopio, is highly experienced in the growth equity sector, having worked for primary investment funds, and later founding a secondary fund, focused on tech-driven companies at this stage. Mr. Procopio has also written several articles on the subject and taught the investment strategy at top-tier MBA programs across the USA.

We are also supported by an expert Board of Directors, and an active network of advisors with extensive expertise in valuation, legal, tax, and insurance matters that we will consult for guidance on all likely acquisitions. In addition to that advice, we will also source from that network potential acquisitions, qualified leads, and direction on where other attractive opportunities may be found.

Our team shares an acquisition philosophy focused on identifying undervalued assets through evaluation of the business fundamentals and opportunities for operational improvement in the belief that strong, growing companies can be sold for more than financially engineered ones. Our team also shares the belief that aligning management and shareholder interests through equity compensation is critical to increasing equity value, and ultimately the sale proceeds distributed to our shareholders. We believe our track record of working with selling shareholders and building partnerships with management teams will make us a more attractive candidate to complete attractive acquisitions than other types of buyers.

Business Strategy

We intend to focus our search for acquisitions in the business services sector, with a particular focus on the security-related industries, including technology companies operating in these markets. We believe the acquisition of one or more businesses in these industries can serve as a platform for expansion, both organically and through further acquisitions. We believe our management team, Board, and advisers have a track record of identifying businesses at attractive valuations, uncovering and improving operational inefficiencies, and completing accretive bolt-on acquisitions that have resulted in value creation for our investors. Through our management team’s unique access to fund managers, business owners, and professional service providers, we believe we possess a proprietary deal flow of acquisition targets.

Acquisitions Target Criteria

Distilling what we have learned from successful and unsuccessful past acquisitions, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective target businesses.

Recurring Revenues.  We believe that businesses with customers under contract paying regularly scheduled amounts provide the best platform for growth and shareholder equity gain. Through hundreds of investments, our management team and advisors have developed expertise in solidifying and leveraging these customer relationships. We also believe that recurring revenue businesses possess an inherent stability which provides additional downside investor protection through the transition period immediately following an acquisition.

Growing Market.  We will seek out businesses in industries that are expected to continue growing for the foreseeable future. We see growth in two ways: first, an increase in the overall size of the market through the addition of new customers and territories; and second, the opportunity to sell additional products and services to the same customers with which the target already has a relationship. These growth opportunities may be pursued through either further bolt-on acquisitions which add new scale or services, or through expanding new offerings to the same customer base.

Demographic Tailwinds.  We will focus on companies that we believe will benefit from, or at least not be harmed by, the current trends and patterns of movement between states and regions. This will mean passing on certain opportunities if we believe that such trends will, in the long term, reduce or somehow impair that target’s customer base; correlatively, this also means that we will include such considerations in any pricing analysis if we believe that, in the long term, the target’s customer base will naturally expand or somehow be strengthened through ongoing demographic shifts.

Flexible Business Models.  We will prioritize targets which utilize business models, and employ budgeting processes, able to adapt to changing customer needs. Our team believes it has the experience in business services companies to accurately assess which businesses are building customer loyalty by being responsive, and conversely to accurately identify which businesses will lose customers through being unresponsive. We believe that, over the course of several business cycles, customers will naturally gravitate to the more customer-service focused competitors in any market.

Opportunities for Add-on Acquisitions.  We will seek targets that we believe we can grow through acquisitions of additional customers and expanded product and service offerings. Our team has extensive experience in building teams and processes to systematically identify and efficiently close such bolt-on opportunities, and we will drive that non-organic growth from our role on the Board of Directors.

Underperforming Operations.  We believe that, given our management team’s and advisors’ experience with evaluating companies in the Lower Middle Market, we are well-positioned to identify targets where additional capital investment and effective guidance can result in both operational improvements, in terms of product or service delivery, and also earnings performance, in terms of cash capturing. Our team has a successful track record of improving both the utilization rates that increase productivity, and equally importantly, the critical collections practices that capture cash.

Inefficient Capital Structure.  Through our experience in direct secondaries investing, we have substantial experience of identifying companies in which operating performance is being held back by a sub-optimal capital structure. Often this non-operating drag on performance can result from excessive debt, but also from an unwillingness on the part of the shareholders to fund growth, or in some cases, on the inability of the management team and the investors to agree on a strategy and path forward. We believe directly addressing and quickly solving such problems can often unleash growth and increase shareholder gains.

Hidden Value.  Through our experience in analyzing and investing in companies in the Lower Middle Market, we believe we can identify areas of hidden value within target companies that may not be apparent through a review of the financial statements alone. In the past, we have found such veins of value in the form of cost savings, price increases, underutilized product and service offerings, and subsidiaries to spin out.

Free Cash Flow.  We will prioritize target companies that have demonstrated a historic and future ability to generate and capture cash, which can be used for shareholder dividends, debt-free bolt-on acquisitions, or investments in new technologies, without adversely impacting the operations of the target. Although increases in shareholder value are often achieved primarily through growth, we believe that the ability to earn cash and return it to shareholders can be equally important in maximizing the benefit of the investment.

Motivated Management.  In our Search Fund and Lower Middle Market work, our principals and advisors have directed numerous transitions from retiring management to the next generation of leaders. We believe that experience will assist us both in identifying target company management teams that are energized and ready to accelerate growth, and also in strengthening and upgrading those teams where necessary.

These criteria are not intended to be exhaustive. In evaluating a prospective target business, we will conduct a thorough due diligence review, which will include, among other things, meetings with ownership, management and employees, document reviews, interviews of customers and suppliers, inspections of facilities, as well as reviewing financial and other information that will be made available to us.

Any evaluation relating to the merits of a particular acquisition may be based, to the extent relevant, on the general guidelines and due diligence review noted above, as well as other considerations, factors and criteria that we may deem relevant. Prior to the completion of any acquisition, we will provide our shareholders with a report analyzing the target acquisition in light of the above criteria and due diligence considerations, which will also be included in any required public filings with the SEC.

Sourcing of Acquisition Targets

Through many years in investment, management, legal, and investment banking roles, our management team and Sponsor have developed a broad network of contacts and relationships among General Partners, Limited Partners, CEOs, Angel Investors, Family Offices, Investment Banks, Business Brokers, Lawyers, and Consultants – as well industry executives and insiders in our target markets.

This network has been developed through our experience in sourcing, acquiring, operating, developing, growing, financing and selling businesses in the Lower Middle Market; reputations for integrity and fair dealing with sellers, capital providers and target management teams; and experience in executing transactions under varying economic and financial market conditions.

This network has provided our management team and advisors with a steady flow of attractive opportunities that have resulted in numerous transactions. We believe that the network of contacts and relationships established by our management team and advisors will provide us with a proprietary source of potential acquisitions.

Asset Management

The asset management plan that we have developed through previous successful investments is to use our Board participation to keep all company activity focused on core business functions. Where our investments have underperformed in the past, it has generally been because the management team became distracted through non-operating matters such as potential acquisitions, personnel disputes, legal matters, excessive conference travel, and similar time-consuming activities that just don’t add to the growth of the business. We have developed a procedure, which we call ‘desk cleaning’ to try to eliminate those distractions and keep the portfolio company moving forward.

Management Skills Building

We always allocate time and resources at each portfolio company to ensure that training and skills advancement programs are scheduled for every member of the team from the CEO all the way through organization. We have learned through previous investments that such commitment not only improves performance but also reduces employee churn.

We also believe that, in a market with talent shortages at both the managerial and field levels, being able to show the training and skills improvement plans can generally lead to a noticeable increase in the amount an acquirer is willing to pay, and thus expands the realized proceeds distributed to shareholders.

Operational Improvements

From years in operating roles, in addition to investment management, our principals, Board, and advisors have extensive experience in analyzing company operations and finding ways of making them more efficient. We subscribe to the process of incremental improvement, particularly one in which every member of the business is regularly called upon to make suggestions, no matter how small.

We also have had great success in introducing and implementing new technologies that improve all manner of operations processes from improving utilization rates, to reducing customer churn, to making inventory management more efficient – all of which are designed to grow the business, expand margins, and ultimately deliver greater shareholder value.

Sames and Marketing Focusing

Our primary focus in improving sales performance is the emphasis on incentives. We have had success in previous investments reorienting the compensation structures of the sales team to focus on commissions, providing the opportunity for the high performers to earn significantly more.

We have also been able to make sales teams more effective through both the introduction of new technologies to aid in tracking leads and proposals, and also the hiring of relatively inexpensive junior team members who assist with follow-ups and scheduling.

Corporate Governance Professionalization

Last, but certainly not least, we believe that consistent, transparent corporate governance not only safeguards the shareholders’ investment, but also greatly facilitates the due diligence process when the time for an exit has been determined. Toward that end, we begin creating a data room with everything needed for a sale immediately upon making the investment, so that the sale process can be completed smoothly.

Corporate Information

Our executive offices are located at 1330 Avenue of the Americas, 23rd Floor, New York, NY 10019, and our telephone number is (917) 243-1470.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of  (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to emerging growth company will have the meaning associated with it in the JOBS Act.

Professional Service Providers

We perform most of the due diligence roles internally, and use that information to build the asset management plan, but as needed rely on national law firms, accounting partnerships, and specialist advisers to tackle areas in which we do not have expertise internally.

Results of Operations and Known Trends or Future Events

We have engaged in limited operations and not generated any revenues to date. Our only activities since inception have been to contribute investment shares and cash, organizational activities and those necessary to prepare for this offering. Following this offering, we will not generate any operating revenues until after completion of our initial acquisition.

We will generate operating income after this offering in the form of fees paid by portfolio companies; such fees will be used to pay for expenses incurred in directing the growth of the portfolio companies. There has been no significant change in our financial or trading position and no material adverse change has occurred since the date of our most recent financial statements. After this offering, we expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as costs associated with the search for, and due diligence of, prospective future acquisitions.

Liquidity and Capital Resources

We intend to use substantially all of the funds raised through the registration and sale of our Class A common stock to complete our acquisitions and to build the acquired businesses. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our acquisitions, any remaining proceeds from the sale of Class A will be held in an interest bearing account at JP Morgan Chase, and to make further acquisitions and pursue our portfolio company growth strategies.

Prior to the completion of our initial acquisition, we will have limited capital resources. We will use any funds provided by management and initial investors to, among other expenditures described herein, identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete an initial acquisition. In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial acquisition, our management team may, but are not obligated to, loan us funds as may be required. At such time as the initial acquisition is completed, we will disclose and repay such loaned amounts.

Controls and Procedures

Although we are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act, we intend to do so. Only in the event that we are deemed to be a large, accelerated filer or an accelerated filer and no longer an emerging growth company would we be required to comply with the independent registered public accounting firm attestation requirement.

Prior to the closing of this offering, we have not completed an assessment, nor has our independent registered public accounting firm tested our systems, of internal controls, but will conduct such an assessment prior to the end of our first fiscal year, and subsequent to the completion of our first acquisition. We expect to assess the internal controls of our target acquisitions prior to the completion of our initial acquisition and, if necessary, to implement and test additional controls as we may determine are necessary in order to state that we maintain an effective system of internal controls. Many small and mid-sized target businesses we may consider for our initial acquisition may have internal controls that need improvement.

Once our management’s report on internal controls is complete, we will retain our independent registered public accounting firm to audit and render an opinion on such report when required by Section 404 of the Sarbanes-Oxley Act. The independent registered public accounting firm may identify additional issues concerning a target business’s internal controls while performing their audit of internal control over financial reporting.

Related Party Transactions/ Lock up Agreements

As of the date of this prospectus, 20% of the 6,000,000 issued and outstanding Class B shares are owned by affiliated persons and are subject to a lock-up agreement, and may not be converted into Class A shares within twelve (12) months of the effective registration date of the Class A shares, and upon being converted, the shareholder making such conversion, may not sell their newly converted Class A shares until the price quoted for all Class A shares is at least two dollars ($2) per share. Shares owned by Charollais Capital Corporation may not be converted for twenty-four (24) months and until the price quoted is at least three dollars ($3).

Our officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable potential acquisitions. Our audit committee or our outside accountants will review on a quarterly basis all reimbursements that were made to our officers, directors or our or their affiliates and will determine whether any such expenses and the amount of expenses were made in error and need to be offset by deductions from future reimbursements.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of September 30, 2025, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any related commitments or contractual obligations. No unaudited quarterly operating data is included in this prospectus, as we have conducted no operations to date.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly-traded) companies.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an independent registered public accounting firm’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, and (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the report of independent registered public accounting firm providing additional information about the audit and the financial statements (auditor discussion and analysis). To the extent that we avail the company of these exemptions, we will only do so for a limited period of time following the quotation of our Class A shares or until we are no longer an emerging growth company, whichever is earlier.

PROPOSED BUSINESS

Overview

We are an actively-managed holding company whose business purpose is to acquire a small number of companies and then use the skills and experience gained from years of asset management to grow those businesses. We have not selected any acquisition target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any potential target with respect to an initial acquisition. We will focus on grow-stage companies in the commercial services markets, particularly the security-related sector, including technology companies operating in these industries.

Our management team members and advisors have significant experience investing in, growing both organically and through acquisitions, and increasing the shareholder value of companies in these areas. Our management team is led by Mark Procopio, our Chief Executive Officer, who has extensive experience with growing companies at this financing stage and in these market sectors. The advisors also include investing and operating members who have gained experience in the target markets, and have particular expertise in investment structuring, valuation, tax, and insurance matters.

Our managers and advisors will use the best practices that have been developed over several decades in the Growth Equity, Venture Capital, and Search Fund spaces to source potential acquisitions, and then will utilize our asset management expertise to increase the value of those acquired companies. Mr. Procopio is highly experienced in the private equity world, having worked for one of the premier primary funds, and later founding a secondary fund, in the space. Mr. Procopio has also written several articles on the subject and taught the investment strategy at top-tier MBA programs across the USA.

Through that experience in the Private Equity Lower Middle Market, Mr. Procopio has proprietary relationships with numerous fund managers, institutional investors, business owners, CEOs and other senior executives; we also have pre-existing knowledge of private equity and holding company portfolios in the target sectors. As a consequence, we will be able to build a pipeline of non-brokered acquisition opportunities, which we believe will result in more attractive valuations, a better likelihood of closing, and a greater opportunity to realize an investment gain.

We are supported by an active network of advisors with extensive expertise in both the markets being targeted and the best practices of completing acquisitions. In addition to that advice, we will also source from that network potential acquisitions, qualified leads, and direction on where other attractive opportunities may be found. We also have assembled a team of professional services partners from nationally recognized law firms, accounting companies, and due diligence support specialists.

We believe our track record of working with selling shareholders and building partnerships with management teams will make us a more attractive candidate to complete acquisitions than other types of buyers. Our team shares an investment philosophy focused on identifying undervalued assets through evaluation of the business fundamentals and opportunities for operational or capital structure improvements. Our team also shares an operating strategy focused on aligning management and shareholder interests and then focusing that energy on increasing equity value.

Business Strategy

We intend to focus our search for acquisition targets in the commercial/business services sector, with a particular focus on the security- and safety-related industries, including technology companies operating in these markets. Our management team and advisors have a track record of identifying businesses at attractive valuations, uncovering and improving operational inefficiencies and investing in accretive acquisitions that have resulted in value creation for their investors. Through our management team’s unique access to fund managers and business owners, we believe we possess a proprietary deal flow of business combination targets from which to source an attractive business combination.

Acquisition Target Criteria

Consistent with our business strategy, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective target businesses.

Recurring Revenues.  We believe that businesses with customers under contract paying regularly scheduled amounts provide the best platform for growth and shareholder equity gain. Through hundreds of investments, our management team and advisors have developed an expertise in solidifying and leveraging these customer relationships. We also believe that recurring revenue businesses possess an inherent stability which provides additional downside investor protection through the transition period immediately following an acquisition.

Growing Market.  We will seek out businesses in industries that are expected to continue growing for the foreseeable future. We see growth in two ways: first, an increase in the overall size of the market through the addition of new customers and territories; and second, the opportunity to sell additional products and services to the same customers with which the target already has a relationship. These growth opportunities may be pursued through either further bolt-on acquisitions which add new scale or services, or through expanding the offerings to the same customer base.

Demographic Tailwinds.  We will focus on companies that we believe will benefit from, or at least not be harmed by, the current patterns of movement between states and countries. This will mean passing on certain opportunities if we believe that such trends will, in the long term, reduce or somehow impair that target’s customer base; correlatively, this also means that we will include such considerations in any pricing analysis if we believe that, in the long term, the target’s customer base will naturally expand or somehow be strengthened.

Flexible Business Models.  We will prioritize targets which utilize business models, and employ budgeting processes, able to adapt to changing customer needs. Our team believes it has the experience in business services companies to accurately assess which businesses are building customer loyalty by being responsive, and conversely to accurately identify which businesses will lose customers through being unresponsive. We believe that, over the course of several business cycles, customers will naturally gravitate to the more customer-service focused competitors in any market.

Opportunities for Add-on Acquisitions.  We will seek targets that we believe we can grow through acquisitions of additional customers and expanded product and service offerings. Our team has extensive experience in building teams and processes to systematically identify and successfully close such bolt-on opportunities, and it is our intention to drive that initiative post business combination from our role on the Board of Directors.

Underperforming Operations.  We believe that, given our management team’s and advisors’ experience with evaluating companies in the Lower Middle Market, we are well-positioned to identify targets where additional capital investment and effective guidance can result in both operational improvements, in terms of product or service delivery, and also earnings performance, in terms of cash capturing. Our team also has deep experience in evaluating and building operating teams and getting them to work as a cohesive unit.

Inefficient Capital Structure.  Through our experience in direct secondaries investing, we have substantial experience of identifying companies in which operating performance is being held back by a sub-optimal capital structure. Often this drag on performance can result from excessive debt, but also from an unwillingness on the part of the shareholders to fund growth, or in some cases, on the inability of the management team and the investors to agree on a strategy and path forward. We believe solving such problems can often unleash growth and increase shareholder gains.

Hidden Value.  Through our experience in analyzing and investing in companies in the Lower Middle Market, we believe we can identify areas of hidden value within target companies that may not be apparent through a review of the financial statements alone. In the past, we have found such veins of value in the form of cost savings, price increases, underutilized product and service offerings, and subsidiaries to spin out.

Free Cash Flow.  We will prioritize target companies that have demonstrated a historic and future ability to generate and capture cash, which can be used for shareholder distributions, debt-free bolt-on acquisitions, or investments in new technologies, without adversely impacting the operations of the target. Although increases in shareholder value is often achieved primarily through growth, we believe that the ability to earn cash and return it to shareholders can be equally important in maximizing the benefit of the investment.

Motivated Management.  In our Search Fund and Lower Middle Market work, our principals and advisors have directed numerous transitions from retiring management to the next generation of leaders. We believe that experience will assist us both in identifying target company management teams that are energized and ready to accelerate growth, and also in strengthening and upgrading those teams where necessary.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management team may deem relevant.

In evaluating a prospective target business, we expect to conduct a due diligence review, which may include, among other things, meetings with incumbent ownership, management and employees, document reviews, interviews of customers and suppliers, inspections of facilities, as well as reviewing financial and other information that will be made available to us. In addition, although we intend to focus on identifying business combination candidates in the business services market, with a particular focus on security companies, including technology companies operating in these industries, we will consider a business combination candidate outside of these industries if we determine that such candidate offers an attractive opportunity for our shareholders.

Sourcing of Potential Acquisition Targets

Our management team and advisors have developed a broad network of contacts and relationships among General Partners, CEOs, Angel Investors, Family Offices, Investment Banks, Business Brokers, Lawyers, and consultants. This network has been developed through our experience in sourcing, acquiring, operating, developing, growing, financing and selling businesses in the Lower Middle Market; reputations for integrity and fair dealing with sellers, capital providers and target management teams; and experience in executing transactions under varying economic and financial market conditions. This network has provided our management team and advisors with a steady flow of attractive opportunities that have resulted in numerous transactions. We believe that the network of contacts and relationships of our management team and advisors will provide us with a proprietary source of business combination opportunities.

We are not prohibited from pursuing an initial acquisition with a company that is affiliated with our executive officers, directors, or advisors or completing such an acquisition through a joint venture or other form of shared ownership. In the event we seek to complete our initial acquisition with a target that is affiliated with our executive officers, directors, or advisors, we, or a committee of independent directors, will obtain an opinion from an independent accounting firm, or independent investment banking firm that is a member of the Financial Industry Regulatory Authority (“FINRA”), stating that our target acquisition is fair to our company and our shareholders from a financial point of view.

Facilities

Our executive offices are located at 1330 Avenue of the Americas, 23rd Floor, New York, NY 10019, and our telephone number is (917) 243-1470. As of the date of this registration statement, our administrative expenses, including office space, utilities and secretarial and administrative support, total approximately $10,000 per month for (which, to date, has been paid by Charollais Capital Corporation). We consider our current office space adequate for our current operations.

Periodic Reporting and Financial Information

We will register our Class A common stock under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accountants.

We will provide stockholders with audited financial statements of the target company prior to the acquisition as part of the proxy solicitation materials or tender offer documents sent to stockholders to assist them in assessing the target business. In all likelihood, these financial statements will need to be prepared in accordance with, or reconciled to, GAAP or IFRS, depending on the circumstances, and the historical financial statements may be required to be audited in accordance with the standards of the PCAOB.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of March 31, 2025:

Name	Age	Position(s)
Executive Officers
Mark Procopio (1)	54	Chief Executive Officer
Non-Employee Directors
Matt Diamond	49	Adviser
Ron Vassallo	54	Adviser
Gordon Addisson (2)(3)	54	Director
Enrique Mendez (2)(3)	52	Director

__________________

(1)Member of the nominating and corporate governance committee

(2)Member of the audit and compliance committee.

(3)Member of the compensation committee.

Executive officers

Mark James Procopio serves as the Chief Executive Officer and Chairman of the Board of Directors. Mr. Procopio previously served as the Managing Director of Charollais Strategic Capital, LP, where he sourced, invested in, built value for, and sold three growth stage companies, all at an increase in enterprise value. Mr. Procopio has extensive experience in all aspects of investment management from having sourced, structured, managed, and exited investments at primary, secondary, and turnaround private equity firms. Mr. Procopio has further experience in both legal and executive roles, having served as an attorney in the Silicon Valley office of Heller Ehrman, and as CEO of Cibernet, at the time the largest transaction settlement company in the global wireless industry. Mr. Procopio earned a B.A. from Loyola Marymount, and a JD from the University of California, Berkely.

Chief Financial Officer & Chief Accounting Officer. Contemporaneous with the first acquisition, the Company will announce the appointment of two persons to fill these roles. For any period prior to the appointment of these officers, the Director members of the Audit Committee will review and approve all material expenses.

Non-employee Advisers and Directors

Matt Diamond serves as an independent Adviser. Mr. Diamond is an active investor and Board Member of growth stage companies, with over twenty years of experience. Mr. Diamond was involved in his first public listing in 1999 when he took Alloy Media onto the Nasdaq National Market, which through a series of acquisitions and mergers he built into one of the largest multimedia companies in the US. In addition to making more than two dozen investments in growth stage companies from his family office, Mr. Diamond has managed fund capital for institutional investors as well. Mr. Diamond received a BA from the University of North Carolina and an MBA from Harvard University. Charollais believes its acquired portfolio companies will benefit from Mr. Diamond’s extensive experience in developing growth strategies.

Ron Vassallo serves as an independent Adviser. Mr. Vassallo is currently the CEO of Kaptivate. He is a recognized expert in workforce and consumer engagement strategies, with over 35 years of experience in communications, change management, and technology strategy. Before founding Kaptivate, Mr. Vassallo served as Executive Vice President for Global Business Development at Truist, and as Senior Partner for Strategy at Tisani Consulting LLC. Mr. Vassallo’s earlier career includes executive roles at Startec Global Communications Corporation and Max Worldwide. In addition to private non-profits and charities, Mr. Vassallo is a member of the Board of Directors of the Data Foundation. Mr. Vassallo received a B.S. from Princeton University. Charollais believes its acquired portfolio companies will benefit from Mr. Vassallo’s well-developed expertise in workforce building programs.

Gordon Addison serves as an independent Director. Mr. Addison is a digital marketing executive with over 20 years of experience building marketing campaigns and commercial awareness. Mr. Addison has held executive positions at Search Engine People, Marwick Advertising, and Essential Designs, among other digital media companies. Mr. Addison received a BBA from Simon Fraser University. Charollais believes Mr. Addison will add unique value to the digital media and marketing campaigns of its acquired portfolio companies.

Enrique Mendez serves as an independent Director. Mr. Mendez is a seasoned investment professional with extensive experience in financial analysis and modeling. He has held investment management positions at Tucker Family Office, Fairfield Heathcliff, Goldman Sachs. Earlier in his career, he served as a Finance Manager for Proctor & Gamble. Mr. Mendez received a B.S. from Universidad Iberoamericana, Ciudad de México, and an MBA from Stanford University. Charollais believes its acquired portfolio companies will benefit from Mr. Mendez’s extensive experience in building and reviewing financial models and business plans.

Appointment of Officers

Our executive officers are appointed by, and serve at the discretion of, our Class B shareholders and their designated Board members. There are no family relationships among any of our executive officers or directors.

Board of Directors Composition

Our board of directors currently consists of five members who are appointed and approved by holders of the Class B shares.

Director Independence

It is our intention to have our Class A common stock listed on the OTC Market. Under OTC Market rules, independent directors must comprise a majority of a listed company’s board of directors within a specified period of such company’s listing of its shares. In addition, rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under OTC rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the effectiveness of the registration statement of which this prospectus forms a part.

Committees of the Board of Directors

Our board of directors has established an audit and compliance committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee will operate under a written charter approved by our board of directors that satisfies the applicable rules of the SEC and the listing standards of OTC. Copies of each committee’s charter will be posted on the Investor Relations section of our website.

Audit and compliance committee

Our audit and compliance committee is directly responsible for, among other things:

•selecting a firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;

•ensuring the independence of the independent registered public accounting firm;

•discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•considering the adequacy of our internal controls and internal audit function;

•inquiring about significant risks, reviewing our policies for risk assessment and risk management, and assessing the steps management has taken to control these risks;

•reviewing and overseeing our policies related to compliance risks;

•reviewing related party transactions that are material or otherwise implicate disclosure requirements; and

•approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation committee

Our compensation committee is responsible for, among other things:

•reviewing and approving, or recommending that our board of directors approve, the compensation and the terms of any compensatory agreements of our executive officers;

•reviewing and recommending to our board of directors the compensation of our directors;

•administering any stock and/or equity incentive plans the Company chooses to create;

•reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•establishing our overall compensation philosophy.

Nominating and corporate governance committee

Our nominating and corporate governance committee is responsible for, among other things:

•identifying and recommending candidates for membership on our board of directors;

•recommending directors to serve on board committees;

•reviewing and recommending our corporate governance guidelines and policies;

•reviewing succession plans for senior management positions, including the chief executive officer;

•reviewing proposed waivers of the code of business conduct and ethics for directors, executive officers, and employees (with waivers for directors or executive officers to be approved by the board of directors);

•evaluating, and overseeing the process of evaluating, the performance of our board of directors and individual directors; and

•advising our board of directors on corporate governance matters.

Board’s Role in Risk Oversight

Our board of directors is primarily responsible for overseeing our risk management processes. Our board of directors, as a whole, determines our appropriate level of risk, assesses the specific risks that we face, and reviews management’s strategies for adequately mitigating and managing the identified risks. Although our board of directors administers this risk management oversight function, the committees of our board of directors support our board of directors in discharging its oversight duties and address risks inherent in their respective areas. The audit and compliance committee reviews our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our procedures and related policies with respect to risk assessment and risk management. Our audit and compliance committee also reviews matters relating to compliance, cybersecurity, and security and reports to our board of directors regarding such matters. The compensation committee reviews risks and exposures associated with compensation plans and programs. We believe this division of responsibilities is an effective approach for addressing the risks we face and that our board leadership structure supports this approach.

Board Diversity

Each year, our nominating and corporate governance committee will review, with the board of directors, the appropriate characteristics, skills, and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates, our nominating and corporate governance committee will consider factors including, without limitation, an individual’s character, integrity, judgment, potential conflicts of interest, other commitments, and diversity. While we have no formal policy regarding board diversity for our board of directors as a whole nor for each individual member, the nominating and corporate governance committee does consider such factors as gender, race, ethnicity and experience, area of expertise, as well as other individual attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors. The full text of our code of business conduct and ethics will be posted on the Investor Relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in public filings.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or during the period ended September 30, 2025 served, as a member of the compensation or similar committee.

Non-Employee Director Compensation

The table below provides information regarding the total compensation to be paid to our non-employee members of our board of directors who served on our board of directors during the year ending December 31, 2025. All compensation to be paid to Non-Employee Directors is set forth in the table below in “Executive Compensation—2025 Summary Compensation Table.” Other than as set forth in the table and described more fully below, during the period ended September 30, 2025, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors.

Non-Employee Director Equity Compensation

Name	Stock Awards	Total
Matt Diamond	$100,000	$100,000
Ron Vassallo	$100,000	$100,000
Gord Addison (1)(2)	$30,000	$30,000
Enrique Mendez (1)(2)	$30,000	$30,000

(1) Compensation Committee
(2) Audit Committee

Following the completion of our initial acquisition, each non-employee director will be entitled to receive the Class A RSUs, in the amounts noted above, under our 2025 Plan.

RSU Grants. Following the completion of our initial acquisition, each non-employee director who is serving on our board of directors and will continue to serve on our board of directors, will automatically be granted RSUs, or the Annual RSUs, under our 2025 Plan in accordance with the roles noted below. The RSUs will vest in four equal quarterly installments from the date of grant, except that the final installment will vest on the earlier of (i) the date of the next annual meeting of stockholders and (ii) the date that is one year following the RSU grant date, in each case so long as the non-employee director continues to provide services to us through such date.

•General Board Service: $30,000

•Audit and Compliance Committee Member: $25,000

•Compensation Committee Member: $25,000

•Nominating and Corporate Governance Committee Member: $25,000

Employee directors will receive no cash compensation and no additional compensation for their service as a director.

EXECUTIVE COMPENSATION

This section provides an overview of the compensation to be awarded to our principal executive officer following the completion of our initial acquisition.

2025 Summary Compensation Table

The amounts below represent the compensation to be awarded earned by our chief executive officer executive officers in 2025 after the completion of our first acquisition.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Mark Procopio Chief Executive Officer	2025	$0	(1)	(2)	$0	$0	(3)

_____________

(1)Mr. Procopio will receive a transaction bonus of 2.5% of the enterprise value of the business acquired, as determined annually by the Company’s outside accountants.

(2)Mr. Procopio will receive an annual award of Class A shares in the amount of 2.5% of the enterprise value of the business acquired, as determined annually by the Company’s outside accountants.

(3)The value of Mr. Procopio’s total compensation is dependent on the completion of acquisitions and the enterprise value of those acquired businesses.

Employee Benefit Plans

As we make subsequent acquisitions and need to add talent to the team building value in those acquired businesses, we believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain, and motivate our employees, consultants, and directors by aligning their financial interests with those of our stockholders. In addition, we will offer those new team members health and other benefits similar to those offered by similar investment management companies.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL.

Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•any breach of the director’s duty of loyalty to us or our stockholders;

•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation requires us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and certain of our other employees, in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines, and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted. From time to time we have indemnified and may in the future indemnify our directors and officers pursuant to these indemnification agreements in connection legal or regulatory proceedings.

We believe that provisions of our restated certificate of incorporation, restated bylaws, and indemnification agreements are necessary to attract and retain qualified directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2025 and each currently proposed transaction in which:

•we have been or are to be a participant;

•the amount involved exceeded or will exceed $120,000; and

•any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Equity Financings

Issuance of Class B common stock

As part of the formation of our company, Class B shares were issued to Charollais Capital Corporation, which is owned by our CEO, Mark Procopio. Those Class B shares are subject to lock-up provisions that have both time and performance requirements.

Indemnification Agreements

We have entered into, and plan on entering into, indemnification agreements with each of our current and future directors and executive officers. The indemnification agreements, our restated certificate of incorporation, and our restated bylaws, which will become effective shortly following the effectiveness of the registration statement of which this prospectus forms a part, will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these arrangements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

PRINCIPAL AND REGISTERED STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our Class A common stock and Class B common stock as of September 30, 2025, by:

•each of our named executive officers;

•each of our directors;

•all of our directors and executive officers as a group;

•each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock or Class B common stock; and

•the number of shares of Class A common stock and Class B common stock held by the registered stockholders and registered as Class A common stock for resale by means of this prospectus.

At present, there are no registered stockholders included in this registration statement as the only common stock issued so far has been Class B, and this registration statement only covers our Class A common stock.

Information concerning the existence of any registered stockholders, and the number of shares they own, may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the stockholders who hold unrestricted Class B common stock may, after their respective lock-up periods and/or subject to performance requirements, convert their shares of Class B common stock into Class A common and such converting stockholders may sell all, some, or none of the shares of Class A common stock covered by this prospectus, we cannot determine the number of such shares of Class A common stock that will be sold by the stockholders, or the amount or percentage of shares of common stock that will be held by the stockholders, either as Class A common stock or Class B common stock. The stockholders listed below have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See the sections titled “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the registered stockholders.

We are not party to any arrangement with any stockholder or any broker-dealer with respect to sales of the shares of Class A common stock. However, we intend to engage financial advisors with respect to certain other matters relating to the listing of our Class A common stock on the OTC Market on an as needed basis. For more information, see the section titled “Plan of Distribution.”

We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, based on information furnished to us, the persons and entities named in the table have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

We have based our calculation of the percentage ownership of our common stock before this offering on 0 shares of our Class A common stock and 6,000,000 shares of our Class B common stock outstanding as of September 30, 2025.

Of the 6,000,000 shares of Class B stock that has been issued, 5,750,000, or 96%, is subject to lock-up agreements based on both time and performance; there are 250,000, or 4% of, shares of Class B common stock that are not covered by lock-up agreements.

Prior to any sales of shares of Class A common stock, a stockholder who holds Class B common stock must convert their shares of Class B common stock into shares of Class A common stock. See the section titled “Plan of Distribution.”

	Shares Beneficially Owned Prior to the Effectiveness of the Registration Statement				Percent of Total Voting Power %	Shares of Class A Common Stock Registered

	Class A		Class B
	Number	%	Number	%
Named Executive Officers, Advisors, and Directors:						No
Mark Procopio (1)	0	0	0	—	*	No
Matt Diamond (2)	0	0	100,000	—	*	No
Ron Vassallo (2)	0	0	100,000	—	*	No
Gordon Addison (2)	0	0	30,000	—	*	No
Enrique Mendez (2)	0	0	30,000	—	*	No
All executive officers and directors as a group (5 persons)	0	0	260,000	—	*	No
Other 5% Stockholders:						No
Charollais Capital Corporation (3)	0	0	4,850,000	80%	80%	No
Registered Shareholders (4)	0	0	0	—	—	No

__________________

*Represents beneficial ownership of less than 5% of our outstanding shares of common stock.

(1) Mark Procopio is the controlling shareholder of Charollais Capital Corporation, which owns restricted securities; he will not receive any unrestricted Class A shares until the completion of a successful acquisition.

(2) Represents restricted securities.

(3) Represents restricted securities.

(4) There are no registered shareholders prior to this registration statement.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock, as they will be in effect shortly following the effectiveness of the registration statement of which this prospectus forms a part. We adopted a restated certificate of incorporation, and restated bylaws, and this description summarizes provisions included in these documents.

Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Shortly following the effectiveness of the registration statement of which this prospectus forms a part, our authorized capital stock will consist of 24,000,000 shares of our Class A common stock, $0.001 par value per share, 6,000,000 shares of our Class B common stock, $0.001 par value per share, and 1,000,000 shares of undesignated preferred stock, $0.001 par value per share.

•24,000,000 shares of our Class A common stock, not held by any stockholders of record;

•6,000,000 shares of our Class B common stock outstanding, held by approximately 13 stockholders of record;

Class A Common Stock and Class B Common Stock

Dividend rights

Only the holders of our Class A common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. Shares of Class B common stock are not entitled to receive dividends. See the section titled “Dividend Policy.”

Right to receive sale distributions

In the event that the Company sells one of its portfolio assets, the proceeds legally available for distribution will be paid ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock or new series of common stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities associated with such sold asset.

Voting rights

Holders of our Class A common stock and Class B common stock are entitled to one vote per share, on all matters submitted to a vote of all stockholders, subject to the restrictions noted below. Following the effectiveness of the registration statement of which this prospectus forms a part, the holders of our outstanding Class B common stock will hold 20% of the voting power of our authorized capital stock, with our directors, executive officers, and 5% stockholders and their respective affiliates holding approximately 20% of the voting power in the aggregate.

The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our restated certificate of incorporation, and summarized below.

Class B votes exclusively on:

•any amendment to any provision in the restated certificate of incorporation which would result in any change whatsoever to the rights, powers, preferences, privileges, or restrictions of the Class B common stock;

•any amendment to any provision our restated certificate of incorporation which would result in the increase or decrease of the number or the par value of any class or classes of our capital stock;

•any acquisition or sale of all or part of any of the portfolio company’s assets;

•any dividends to be paid, and the timing and amount of such payments;

•the election of the Board of Directors.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock, subject to certain lock-up provisions related to time and performance as described below.

Class B Restrictions

Holders of Class B shares may not convert their securities into Class A shares, and thus make them eligible for sale, until (i) the passage of at least one (1) year from the date at which the Class A shares are quoted on the OTC market, and (ii) the price of the Class A shares have been quoted at a price of at least $2.00 for twenty (20) days within any thirty (30) day period.

Class B shares owned by Charollais Capital Corporation may not be converted into Class A shares until i) the passage of at least two (2) years from the date at which the Class A shares are quoted on the OTC market, and (ii) the price of the Class A shares have been quoted at a price of at least $3.00 for twenty (20) days within any thirty (30) day period. Further Charollais Capital Corporation may not convert more than twenty percent (20%) of its Class B shares in any twelve (12) month period.

No preemptive or similar rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion (except as noted above), redemption, or sinking fund provisions.

Fully paid and non-assessable

All of the outstanding shares of our Class A common stock and Class B common stock, to the extent shares of such classes have been issued, are fully paid and non-assessable.

“Blank check” common stock

Shortly following the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will be authorized, subject to limitations prescribed by Delaware law, and upon prior notice to then current stockholders, to issue common stock without further vote or action by our stockholders. Our board of directors may use the “blank check” common stock to issue common stock, or rights or options thereto. Our board of directors may authorize the issuance of such common stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A common stock and our Class B common stock.

The issuance of such common stock, or any rights or options thereto, while providing flexibility to us in connection with various corporation purposes, could, among other things, adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. However, the authorization of any “blank check” common stock must be approved by the majority of the directors then in office.

Preferred Stock

The amended and restated certificate of incorporation authorized 1,000,000 shares of Preferred Stock, but none have been issued, and none are subject to any conversion rights. We have no current plan to issue any shares of preferred stock.

Stock Options

As of September 30, 2025, no stock options have been issued.

Warrants

Investors subscribing for the initial purchase of Class A shares will receive a warrant for the purchase of addition shares of Class A common stock on a sliding scale determined by the amount of such shareholders subscription. The number of shares subject to such warrants is capped at 1,000,000.

Registration Rights

As of September 30, 2025, we have not entered into any agreement that provides any registration rights.

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation, and our restated bylaws, may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, DGCL Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

•prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws includes a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

•Dual class stock structure. As described above in the subsection titled “—Class A Common Stock and Class B Common Stock—Voting Rights,” our restated certificate of incorporation provides for a dual-class common stock structure pursuant to which holders of our Class B common stock, including our current investors, executives, and employees, will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock and Class B common stock, including the election of directors and significant corporate transactions, such as issuance of equity, incurring of debt, acquisition of portfolio assets, or sale of such acquired portfolio companies.

•Board of Directors vacancies. Our restated certificate of incorporation and restated bylaws authorizes only our board of directors to fill vacant directorships, including newly created seats, and will further provide that, during the times in which our board of directors is classified, any director filling such a vacancy, including a newly created seat, must be approved by the affirmative vote of all of the directors then in office. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and promote continuity of management.

•Director Nominees. Our restated bylaws provide that during the times in which our board of directors is classified, any director nomination made pursuant to our notice of meeting or by or at the direction of our board of directors or a committee thereof, must be approved by the affirmative vote of all of the directors then in office. This provision would make it difficult to gain control of our board of directors as any single existing director would have the ability to veto a nominee put forth by the other members of our board of directors or by a committee thereof.

•Requirements for amendments of our restated certificate of incorporation. Our restated certificate of incorporation provides that the affirmative vote of holders of the Class B common stock will be required to amend or repeal certain provisions of our restated certificate of incorporation, including provisions relating to the board, the size of the board, removal of directors, special meetings, actions by written consent, and designation of our preferred stock.

•Requirements for amendments of our restated bylaws. Our restated certificate of incorporation provides that our board of directors will have the power to adopt, amend, or repeal our restated bylaws. Our restated certificate of incorporation also provides our Class B stockholders with the power to adopt, amend, or repeal our restated bylaws.

•Stockholder action; Special meeting of stockholders. Our restated certificate of incorporation provides that, during the times in which our board of directors is classified, our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Our restated bylaws further provides that special meetings of our stockholders may be called only by a majority of our board of directors or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•Advance notice requirements for stockholder proposals and director nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. During periods in which our stockholders are not permitted to act by written consent, these provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•No cumulative voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation does not provide for cumulative voting.

•Removal of directors. Our restated certificate of incorporation provides that only Class B stockholders may remove directors without cause, however, all stockholders are able to remove directors with cause by the affirmative vote of a majority of the then-outstanding shares of voting stock.

•Issuance of undesignated preferred stock and common stock. Our restated certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors.

•Exclusive forum. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim that is based upon a breach of fiduciary duty; any action asserting a claim against us or any current or former director, officer, stockholder, employee or agent of ours, arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; any action asserting a claim against us that is governed by the internal affairs doctrine. Our restated bylaws will also provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision, unless we consent in writing to the selection of an alternative forum. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court which recently found that such provisions are facially valid under Delaware law or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

Listing

We intend to list our Class A common stock on the OTC Market under the symbol “CHLD.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock and Class B common stock is Colonial Stock Trust and Transfer Company. The transfer agent and registrar’s address is 7840 S 700 E, Sandy, UT 84070, and its telephone number is (801) 355-5740.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this registration, there has been no public market for our shares of Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the price of our Class A common stock prevailing from time to time.

As of September 30, 2025, we had a total of 24,000,000 shares of our Class A common stock authorized and none outstanding and 6,000,000 shares of our Class B common stock authorized, and 6,000,000 outstanding, of which 5,750,000 are subject to both time and performance restrictions.

Shares of our Class A common stock will be deemed “restricted securities” (as defined in Rule 144 under the Securities Act). Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Following the effectiveness of the registration statement of which this prospectus forms a part, shares of our Class A common stock may be sold either by the registered stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.

As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their shares of common stock for a period of at least one year would be able to sell their shares of Class A common stock under Rule 144. As of September 30, 2025, there are no shareholders who would be eligible to make such sales.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of:

•1% of the number of shares of our Class A common stock then outstanding; or

•the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144.

Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

SALE PRICE HISTORY OF OUR CAPITAL STOCK

Prior to this registration of our Class A common stock, no private or public market existed for either our Class A common stock or our Class B common stock.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our Class A common stock acquired pursuant to in this offering. This discussion does not describe all of the tax considerations that may be relevant to a particular holder's acquisition, ownership or disposition of the Class A common stock such as the potential application of the alternative minimum tax or Medicare contribution tax on net investment income. In addition, this discussion does not deal with state or local taxes, U.S. federal gift, and estate tax laws, except to the limited extent provided below, or any non-U.S. tax consequences that may be relevant to holders of our Class A common stock in light of their particular circumstances.

Special rules different from those described below may apply to certain holders that are subject to special treatment under the Code, such as:

•insurance companies, banks, and other financial institutions;

•tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

•foreign governments and international organizations;

•broker-dealers and traders in securities;

•U.S. expatriates and certain former citizens or long-term residents of the United States;

•persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;

•persons that own, or are deemed to own, more than five percent of our capital stock;

•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•persons who acquire our Class A common stock through the exercise of an option or otherwise as compensation;

•persons that hold our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy;

•persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and

•partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).

Such holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

PERSONS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR CLASS A COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership that holds our Class A common stock is urged to consult its own tax advisor with regard to the U.S. federal income tax consequences of the ownership of the Class A common stock.

For purposes of this section, a “U.S. Holder” means a beneficial owner of our Class A common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:

•a citizen or resident of the United States;

•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

An individual non-U.S. citizen may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our Class A common stock.

A “Non-U.S. Holder” means a beneficial owner of our Class A common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Distributions on the Class A common stock

Distributions on our Class A common stock made to a Non-U.S. Holder of our Class A common stock will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our Class A common stock as described below under “—Gain on Disposition of Our Class A Common Stock.”

Any distribution on our Class A common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Non-U.S. Holders who are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, should consult with their own tax advisor to determine if they are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We and the applicable withholding agents generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished us (or to the applicable withholding agent).

In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the section below titled “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Gain on disposition of our Class A common stock

Subject to the discussions below under the sections titled “Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our Class A common stock unless (i) the gain is effectively connected with a trade or business of the holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (ii) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in the Class A common stock.

Non-U.S. Holders described in (i) above, will be required to pay tax on the net gain derived from the sale at the regular graduated U.S. federal income tax rates applicable to U.S. persons. Corporate Non-U.S. Holders described in (i) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Individual Non-U.S. Holders described in (ii) above, will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though such holder is not considered a resident of the United States), provided such holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to (iii) above, in general, we would be a United States real property holding corporation if United States real property interests (as defined in the Code and the Treasury Regulations) comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax so long as the Non-U.S. Holder is a “qualified foreign pension fund” as defined in Section 897(l)(2) of the Code or an entity all of the interests of which are held by qualified foreign pension funds, or (i) the Non-U.S. Holder owned, directly, indirectly, or constructively, no more than five percent of our Class A common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (ii) our Class A common stock is regularly traded on an established securities market. There can be no assurance that our Class A common stock will qualify as regularly traded on an established securities market.

U.S. federal estate tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our Class A common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our Class A common stock.

Backup withholding and information reporting

Generally, we or certain financial middlemen must report information to the IRS with respect to any distributions we pay on our Class A common stock, including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-US Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-US Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our Class A common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption.

Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes only, certain U.S. related brokers may be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign accounts

In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments, including dividends on our Class A common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock, and also would generally apply to payments of gross proceeds from the sale or other disposition of such stock. Under proposed U.S. Treasury Regulations, this withholding tax will not apply to the gross proceeds from any sale or disposition of our Class A common stock. Withholding agents may, but are not required to, rely on the proposed Treasury Regulations until final Treasury Regulations are issued. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

PLAN OF DISTRIBUTION

The shares of Class A common stock registered through this prospectus are being offered by Charollais Holdings, Inc. The shares of Class A common stock may be sold or distributed from time to time by us directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the shares of our Class A common stock registered herein could be effected in one or more of the following methods:

•ordinary brokers’ transactions;

•transactions involving cross or block trades;

•through brokers, dealers, or underwriters who may act solely as agents;

•“at the market” into an existing market for our Class A common stock;

•in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•in privately negotiated transactions; or

•any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares of Class A common stock may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares of our Class A common stock may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of our Class A common stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares of Class A common stock sold through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of shares of our Class A common stock may be less than, or in excess of, customary commissions. We cannot presently estimate the amount of compensation that any agent will receive from any purchasers of shares of our Class A common stock.

We know of no existing arrangements between any stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our Class A common stock offered by this prospectus.

FINRA Rule 5110 requires FINRA member firms (unless an exemption applies) to satisfy the filing requirements of Rule 5110 in connection with the resale of the securities on a principal or agency basis. NASD Notice to Members 88-101 states that in the event a selling shareholder intends to sell any of the shares registered for resale in this prospectus through a member of FINRA participating in a distribution of our securities, such member is responsible for insuring that a timely filing, if required, is first made with the Corporate Finance Department of FINRA and disclosing to FINRA the following:

•it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

•the complete details of how a selling shareholder’s shares are and will be held, including location of the particular accounts;

•whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with a selling shareholder, including details regarding any such transactions; and

•in the event any of the securities offered by a selling shareholder are sold, transferred, assigned or hypothecated by any selling shareholder in a transaction that directly or indirectly involves a member firm of FINRA or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of FINRA for review.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares of our Class A common stock offered by this prospectus, including the names of any brokers, dealers, underwriters or agents participating in the distribution of such shares of Class A common stock, any compensation paid to any such brokers, dealers, underwriters or agents, and any other required information.

We will use any proceeds from the sale of shares of our Class A common stock for our acquisitions.

LEGAL MATTERS

Offit Kurman LLP, New York, NY, which has acted as our counsel in connection with this registration, will pass upon the validity of the shares of our Class A common stock registered by this prospectus. As of the date of this prospectus, individuals and entities associated with Offit Kurman LLP beneficially own an aggregate of less than 0.1% of our capital stock.

EXPERTS

Independent Accounting Firm

The financial statements of Charollais Holdings, Inc. as of September 3, 2025 and for the year ended December 31, 2024, included in this prospectus and elsewhere in the registration statement have been compiled by an independent registered public accounting firm. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Going forward, after the completion of the first acquisition, audited financial statements will be provided to shareholders.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our Class A common stock, we refer you to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase shares of our Class A common stock.

* To be submitted via amendment.

Charollais Holdings, Inc.

Balance Sheet

(In thousands, except par value data)

	As of Sep 30, 2025
	Actual	Pro Forma
Balance Sheet Data	(in thousands)
Cash and cash equivalents	$100	$100
Other Assets (1)	$128	$128
Total assets	$228	$228
Total liabilities	$0	$0
Total stockholders’ equity	$228	$228

__________________

(1)Reflects 127,878,000 shares of Seed 1 Common Stock in RoundingWell,LLC booked at cost, which was contributed to the Company by Mark Procopio.

Charollais Holdings, Inc.

Statements of Operations

(In thousands, except per share data)

	Period Ended
	Dec. 2024	Sep. 2025
Consolidated Statement of Operations Data	(in thousands)
Revenue:
Net revenue	$0	$0
Other revenue	$0	$0
Total revenue	$0	40
Operating expenses: (1)
Transaction expense	$0	$0
General and administrative	$0	$0
Total operating expenses	$0	$0
Net income (loss)	$0	$0
Net income (loss) attributable to common stockholders:
Basic	$0	$0
Diluted	$0	$0
Net income (loss) per share attributable to common stockholders:
Basic	$0	$0
Diluted	$0	$02
Weighted-average shares of common stock used to compute net income (loss) per share attributable to common stockholders:
Basic	6,000,000	6,000,000
Diluted	6,000,000	6,000,000

__________________

(1)All costs to date have been paid for by Charollais Capital Corporation in partial return for its share grant; no amount is owed for reimbursement.

Statements of Cash Flows

(In thousands)

	Period Ended Sep 30,
	2024	2025
Cash flows from operating activities
Net income (loss)	$0	$0
Adjustments to reconcile net income (loss) to net cash provided by (used in) operations
Depreciation and amortization	$0	$0
Impairment expense	$0	$0
Stock-based compensation expense	$0	$0
Provision for transaction losses and doubtful accounts	$0	$0
Loss on disposal of property and equipment	$0	$0
Deferred income taxes	$0	$0
Unrealized loss (gain) on foreign exchange	$0	$0
Non-cash lease expense	$0	$0
Loss on investments	$0	$0
Change in fair value of contingent consideration	$0	$0

Changes in operating assets and liabilities:
Accounts receivable	$0	$0
Income tax receivable	$0	$0
Other assets	$0	$0
Accounts payable and accrued expenses	$0	$0
Lease liabilities	$0	$0
Other liabilities	$0	$0
Net cash provided by (used in) operating activities	$0	$0
Cash flows from investing activities

Purchase of property and equipment	$0	$0
Proceeds from sale of property and equipment	$0	$0
Capitalized internal-use software development costs	$0	$0
Business combination, net of cash acquired	$0	$0
Purchase of investments	$0	$0

Asset acquisition	$0	$0
Proceeds from settlement of investments	$0	$0
Net cash provided by (used in) investing activities	$0	$0
Cash flows from financing activities
Net cash provided by (used in) financing activities	$0	$0

Net increase (decrease) in cash, cash equivalents, and restricted cash	$0	$0
Effect of exchange rates on cash	$0	$0
Cash, cash equivalents, and restricted cash, beginning of year	$100	$100
Cash, cash equivalents, and restricted cash, end of year	$100	$100

The accompanying notes are an integral part of these consolidated financial statements.

1.NATURE OF OPERATIONS

Charollais Holdings, Inc. was initially founded in December 2022, and filed its Amended and Restated Certificate of Formation in January of 2023 (the “Company”). The Company spent the rest of 2023 structuring its capitalization.

The Company began operations in January of 2024, researching the target markets, building a pipeline of potential acquisitions, and developing its operations management and value creation plans.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

Although the Company is pre-revenue, in the sense that it has not yet completed its first acquisition, the Company has used its best efforts to ensure all financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”).

Cash

Cash refers to unrestricted deposits held in an interest bearing account at JP Morgan Chase.

Other Assets

Reference to the shares of Seed 1 Common Stock of RoundingWell, LLC. is to equity received by Mark Procopio for board advisory services rendered to that business, and contributed to the Company. Such equity is not indicative of the types of acquisitions the Company will complete, which will all be majority or control transactions, but the contribution to the Company is meant to align Mr. Procopio’s interests with those of the shareholders.

Accounts receivable

The Company has no accounts receivable owed to it.

Accounts payable

The Company has no accounts payable that it owes.

Leases

The Company has no long-term leases.

Property and equipment

The Company has no material property and equipment

General and administrative

General and administrative expenses include costs incurred to support the Company’s business, such as rent, subscriptions, communications, and other general overhead.

Stock-based compensation

The Company recognizes stock-based compensation expense using a fair-value based method for costs related to all stock-based payments to employees, directors, and non-employees.

The Company estimates the fair value of stock options with only service-based conditions on the date of grant using the Black-Scholes-Merton option-pricing model. The fair value of the stock option is expensed over the requisite service period which is typically the vesting period and the straight-line method is used for expense attribution.

The model requires management to make a number of assumptions, including the fair value and expected volatility of the Company’s underlying common stock price, expected life of the option, risk-free interest rate, and expected dividend yield. The fair value of the underlying common stock is determined using the probability weighted expected return method, with a discounted cash flow model or a market multiples method used for each expected outcome.

The expected stock price volatility assumption for the Company’s stock options are determined by using a weighted average of the historical stock price volatilities of comparable companies from a representative peer group, as sufficient trading history for the Company’s common stock is not available.

The Company uses historical exercise information and contractual terms of options to estimate the expected term. The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury zero coupon bonds with terms consistent with the expected term of the award at the time of grant. The expected dividend yield assumption is based on the Company’s history and expectation of no dividend payouts.

The fair value of RSUs is estimated based on the fair value of the Company’s common stock on the date of grant. Stock-based compensation expense related to RSUs is recorded on a straight-line basis over the requisite service period.

The Company has elected to account for forfeitures of awards as they occur, with previously recognized compensation reversed in the period that the awards are forfeited.

Income taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when management estimates that it is more likely than not that deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon future pre-tax earnings, the reversal of temporary differences between book and tax income, and the expected tax rates in future periods.

The Company is required to evaluate the tax positions taken in the course of preparing its tax returns to determine whether tax positions are more likely than not of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized. It is the Company’s practice to recognize interest and penalties related to income tax matters in income tax expense.

Net income per share

The Company computes net income per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common stock based upon their respective rights to receive distributions as if all income for the period had been distributed.

Basic net income per share is computed using the weighted-average number of outstanding shares of common stock during the period. Diluted net income per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, potential shares of common stock outstanding during the period.

Potential shares of common stock consist of incremental shares issuable upon the assumed exercise of stock options and warrants, vesting of RSUs, vesting of restricted common stock, as well as the shares of convertible preferred stock.

3.ACQUISITIONS

The Company has not yet made any acquisitions.

4.ACCOUNTS RECEIVABLE

The Company does not have any accounts receivable.

5.   LEASES

The Company does not have any material leases.

6.PROPERTY AND EQUIPMENT

The Company does not have any material property or equipment.

7.GOODWILL AND INTANGIBLE ASSETS

The Company does not have any material goodwill or intangible assets.

8.PREPAID EXPENSES AND OTHER ASSETS

The Company does not have any prepaid expenses.

Contributed investments

In 2024, Mark Procopio received 159,000 shares of RoundingWell, LLC, a digital healthcare platform company based in Nashville, TN, which he contributed to the Company. Such contribution of equity was made in order to fully align management’s and shareholders’ interests, and is carried at the value of the shares at original issue.

	Year Ended Sep 30
	2024	2025
Carrying amount, beginning of period	$128,000	$128,000
Adjustments: Increases or (Decreases)	$0	$0
Carrying amount, end of period	$128,000	$128,000

9.ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The Company has no accounts payable.

10.DERIVATIVES AND CONTINGENT AGREEMENTS

The Company has no derivative or contingent agreements.

11.CONVERTIBLE PREFERRED STOCK

The Company has authorized 1,000,000 shares of Preferred Stock, but has not issued, nor has any plans to issue, any of such class of equity.

12.COMMON STOCK

Common stock

The Company’s Amended and Restated Certificate of Formation, in effect at the time of this filing, creates a dual class voting structure pursuant to which it authorizes the issuance of Class A common stock and Class B common stock.

Holders of Class A common stock and Class B common stock are entitled to one vote per share, on all matters submitted to a vote of all stockholders, but the Class A common stock solely receives certain payments, and the Class B common stock possesses certain powers.

Only the holders of Class A common stock are entitled to receive dividends, but in the event that the Company sells one of its portfolio assets, the proceeds will be distributed ratably among both the holders of Class A common stock and Class B common stock.

The holders of Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, however, the holders of Class B common stock votes exclusively on (i) any amendment to any provision in the restated certificate of incorporation, (ii) any acquisition or sale of all or part of any of the portfolio company’s assets, (iii) and the election of the Board of Directors.

Shares of Class B common stock are not, and will not, be registered. In order to sell a share of Class B common stock, the holder must convert it to Class A common stock on a one-to-one basis.

Holders of Class B shares may not convert their securities into Class A shares, and thus make them eligible for sale, until (i) the passage of at least one (1) year from the date at which the Class A shares are quoted on the OTC market, and (ii) the price of the Class A shares have been quoted at a price of at least $2.00 for twenty (20) days within any thirty (30) day period.

Class B shares owned by Charollais Capital Corporation may not be converted into Class A shares until i) the passage of at least two (2) years from the date at which the Class A shares are quoted on the OTC market, and (ii) the price of the Class A shares have been quoted at a price of at least $3.00 for twenty (20) days within any thirty (30) day period. Further Charollais Capital Corporation may not convert more than twenty percent (20%) of its Class B shares in any twelve (12) month period.

As of September 30, 2025, the Company is authorized to issue up to 24,000,000 shares of Class A common stock with par value of $0.001 per share, and 6,000,000 shares of Class B common stock with a par value of $.001 per share.

The Company has reserved shares of Class A common stock for issuance for the following purposes (in thousands):

	June 30,
	2024	2025
Class A common stock
Conversion of Class B common stock not owned by Charollais Capital Corporation	1,435,000	1,435,000
Warrants to be issued in connection with the capital raised for the first acquisition	0	1,000,000
Total Class A common stock shares reserved	1,435,000	2,435,000

Class B common stock
No Class B shares have been reserved	0	0
Total Class B common stock shares reserved	0	0

13.STOCK-BASED COMPENSATION

CEO Compensation

In order to fully align management’s and shareholders’ interests, Mark Procopio is compensated primarily in Company stock. See Exhibit 10.3 for the CEO Employment Agreement.

14.INCOME TAXES

As of September 30, 2025, the Company has not paid, and does not currently owe any income taxes.

	Period Ended
	December 31 2024	September 30 2025
Domestic	$0	$0
Foreign	$0	$0
	$0	$0

15.NET INCOME (LOSS) PER SHARE

The computation of net income (loss) per share is as follows (in thousands, except per share amounts):

	Period Ended
	Sep. 2024	Sep. 2025
Consolidated Statement of Operations Data	(in thousands)
Revenue:
Net revenue	$0	$0
Other revenue	$0	$0
Total revenue	$0	$0
Operating expenses:
Transaction expense	$0	$0
General and administrative	$0	$0
Total operating expenses	$0	$0
Net income (loss)	$0	$0
Net income (loss) attributable to common stockholders:
Basic	$0	$0
Diluted	$0	$0
Net income (loss) per share attributable to common stockholders:
Basic	$0	$0
Diluted	$0	$0
Weighted-average shares of common stock used to compute net income (loss) per share attributable to common stockholders:
Basic	6,000,000	6,000,000
Diluted	6,000,000	6,000,000

16.COMMITMENTS AND CONTINGENCIES

Indemnifications

The Company has indemnity agreements with certain officers and directors of the Company pursuant to which the Company shall indemnify the officer or director against all expenses, judgments, fines, and amounts paid in settlement reasonably incurred in connection with a third party proceeding, if the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and in the case of a criminal proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful.

It is not possible to determine the maximum potential exposure under these indemnification agreements: (i) because the Company has had no prior indemnification claims; (ii) due to the unique facts and circumstances involved in each particular agreement; and (iii) the requirement for a registration of the Company’s securities before any of the indemnification obligations contemplated in the IRA become effective.

Legal proceedings

The Company is not subject to any litigations, regulatory investigations, and other legal proceedings.

17.SUBSEQUENT EVENTS

Management represents that no events subsequent to the completion of its financial statements have occurred which would have been required to be disclosed had such event happened prior to date of completion.

CHAROLLAIS HOLDINGS, INC.

Through and including the 25th day after the listing date of our Class A common stock, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 18.OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the registrant in connection with this registration statement. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the OTC Market listing fee.

Amount Paid or to be Paid
SEC registration fee	$828.60
OTC Market listing fee	*
Printing fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Other advisors’ fees	*
Miscellaneous expenses	*
Total	*

__________________

*To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a court to award, or a corporation’s board of directors to grant indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

As permitted by the DGCL, the registrant’s amended and restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•any breach of the director’s duty of loyalty to the registrant or its stockholders;

•acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or

•any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the registrant’s amended and restated bylaws provide that:

•the registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•the registrant may indemnify its other employees and agents as set forth in the DGCL;

•the registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

•the rights conferred in the restated bylaws are not exclusive.

In addition, the registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. From time to time the registrant has indemnified and may in the future indemnify its directors and officers pursuant to these indemnification agreements in connection legal or regulatory proceedings. The indemnification provisions in the registrant’s restated certificate of incorporation and restated bylaws and the indemnification agreements entered into or to be entered into between the registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the registrant’s directors and executive officers for liabilities arising under the Securities Act.

The registrant has directors’ and officers’ liability insurance for its directors and officers.

Certain of the registrant’s directors are also indemnified by their employers with regard to their service on the registrant’s board of directors.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Through September 30, 2025, the registrant has issued and sold the following securities:

Common Stock Issuances

In January 2024, the registrant issued an aggregate of 4,565,000 restricted shares of its Class B common stock to Charollais Capital Corporation, an accredited investor, in connection with the formation of the Company.

In June 2024 the registrant issued an aggregate of 1,185,000 restricted shares of its Class B common to advisers and professional service providers for consulting and other business development services.

In January 2025, the registrant issued an aggregate of 250,000 unrestricted shares of its Class B common stock to an accredited investor.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

Exhibit Number	Description of Document
3.1	Amended and Restated Certificate of Incorporation, as currently in effect.
3.4	Amended and Restated Bylaws, as currently in effect.
4.1	Form of Registrant’s Class A common stock certificate.
4.2	Form of Warrant Agreement
4.3	Form of Subscription Agreement
5.1*	Opinion of Counsel
10.1	Form of Indemnification Agreement
10.2	Form of Lock-up Agreement for Class B Shareholders
10.3	Special Lock-up Agreement for Charollais Capital Corp.
10.4	Form of Directors’ Agreement
10.5	Employment Agreement by and between the registrant and Mark Procopio
23.1*	Consent of Counsel (included in Exhibit 5.1).
23.2*	Consent of independent registered public accounting firm.
24.1	Power of Attorney (included on the signature page to this registration statement).

________________

* To be provided by amendment

(b) Financial Statement Schedules.

All financial statement schedules are omitted because they are not applicable or the information is included in the registrant’s consolidated financial statements or related notes.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or Securities Act.

•To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

•To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, on October 31, 2025.

CHAROLLAIS HOLDINGS, INC.

By:	/s/ Mark Procopio
Mark Procopio Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark Procopio as his or her true and lawful attorneys-in-fact, proxies, and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact, proxies, and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies, and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Mark Procopio	Chief Executive Officer and Director (Principal Executive Officer)	October 31, 2025
Mark Procopio

/s/ Mark Procopio	Chief Financial Officer (Principal Financial Officer)	October 31, 2025
Mark Procopio

/s/ Mark Procopio	Chief Accounting Officer (Principal Accounting Officer)	October 31, 2025
Mark Procopio

/s/ Gordon Addison	Director	October 31, 2025
Gordon Addison
/s/ Enrique Mendez	Director	October 31, 2025
Enrique Mendez